Exhibit 99.2
EXECUTION COPY
DATED 13 April 2011
FLORA HEARTS HOLDINGS
SCAH2 LTD.
UNITED CAPITAL INVESTMENT INTERNATIONAL LIMITED
VANTAGE CAPITAL MANAGEMENT LIMITED
as Investors
and
ENZO INTERNATIONAL HOLDINGS LIMITED

as Vendor

and
ENZO JEWELRY INC.

as Company

and
LJ INTERNATIONAL INC.

SHARE PURCHASE AND SUBSCRIPTION AGREEMENT
IN RELATION TO
ENZO JEWELRY INC.

THIS AGREEMENT is made on 13 April, 2011
BETWEEN:
(1)	FLORA HEARTS HOLDINGS, a company incorporated under the laws of the Cayman Islands whose registered address is at Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands (“FountainVest”);
(2)	SCAH2 LTD., a company incorporated under the laws of the British Virgin Islands whose registered address is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“Spring Capital”);
(3)	UNITED CAPITAL INVESTMENT INTERNATIONAL LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered address is at Portcullis TrustNet (BVI) Limited of Portcullis TrustNet Chambers, PO Box 3444, Road Town, Tortola, British Virgin Islands (“UCI”);
(4)	VANTAGE CAPITAL MANAGEMENT LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered address is at PO Box 146, Road Town, Tortola, British Virgin Islands (“Vantage” and together with FountainVest, Spring Capital and UCI, the “Investors” and each an “Investor”);
(5)	ENZO INTERNATIONAL HOLDINGS LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Vendor”);
(6)	ENZO JEWELRY INC., a company incorporated under the laws of the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”); and
(7)	LJ INTERNATIONAL INC., a company incorporated under the laws of the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“LJ International”).
WHEREAS:
(A)	As at the date of this Agreement, the Company is a wholly-owned subsidiary of the Vendor, which in turn is a wholly-owned subsidiary of LJ International, a company whose shares are listed on The Nasdaq Global Market. Particulars of the Company are set out in Part B of Schedule 2.
(B)	The Investors are desirous of investing in the Group through the subscription of the Subscription Shares and New Warrants and the purchase of the Sale Shares in accordance with this Agreement.
(C)	The Company has agreed to allot and issue to the Investors, and the Investors have agreed to subscribe for, the Subscription Shares and the New Warrants, and the Vendor has agreed to sell to the Investors, and the Investors have agreed to purchase from the Vendor, the Sale Shares, all in accordance with the terms and conditions set out in this Agreement.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement where the context so admits, the following words and expressions shall have the following meanings:

“Accounts Date” means 31 December 2010;

“Affiliate” means (a) (in the case of a Person who is an individual) such Person’s (i) parents, (ii) spouse and the spouse’s parents and siblings, (iii) siblings and their spouses, (iv) descendants and their spouses (whether by blood or adoption and including stepchildren), and (v) any entity Controlled by such Person; (b) (in the case of a Person which is an entity), any other Person that, directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first Person, including such first Person’s subsidiaries and holding companies and the subsidiaries of any such holding companies together with the directors of any such subsidiaries and holding companies; and (c) (in the case of a pooled investment vehicle or an entity Controlled by a pooled investment vehicle), includes any of its general partners and fund managers and pooled investment vehicles managed by its fund managers, and any general partners and fund managers thereof;

“Audited Accounts” means the consolidated audited accounts of LJ International for each of the financial years ended December 31, 2008 and December 31, 2009 and, as applicable, (prior to the completion of the audit) the unaudited consolidated accounts of LJ International or (following the completion of the audit) the audited consolidated accounts of LJ International, in each case for the financial year ended December 31, 2010;

“Audit Firm Engagement Deadline” means the 90th day following the Completion Date, or such later date as may be agreed to by FountainVest in its sole discretion;

“Board” means the board of directors of the Company;

“Business Day” means a day on which commercial banks are open for business in Hong Kong and the PRC (excluding Saturdays, Sundays, public holidays and any weekday on which Typhoon Signal No. 8 or higher is hoisted or a black rain storm warning is given in Hong Kong at any time during 9:00 a.m. to 5:00 p.m.);

“Business IPR” means all Intellectual Property owned by or licensed to any of the Group Companies and relating to or used, required to be used or held for use in connection with the business of the Group;

“Business IT” means all rights and interest owned by or licensed to any of the Group Companies in Information Technology which at or before the Completion relates to or is used or enjoyed in connection with the business of the Group;

“Claim” means any claim by any Investor pursuant to this Agreement;

“Companies Ordinance” means the Companies Ordinance (Chapter 32) of the Laws of Hong Kong;

“Completion” means completion of the sale and purchase of the Sale Shares and subscription of the Subscription Shares and the New Warrants pursuant to Clause 6;

“Completion Date” means the twelfth (12th) Business Day following the date of this Agreement (or such other date as may be agreed between the Parties in writing);

“Condition” means a condition set out in Clause 4.1 and “Conditions” means all those conditions;

“Confidential Information” has the meaning set out in Clause 9.1;

“Control” means (a) the ownership or control (directly or indirectly) of more than 50% of the voting share capital of the relevant entity; or (b) the ability to direct the casting of more than 50% of the votes exercisable at general meetings of the relevant entity on all, or substantially all, matters; or (c) the right to appoint or remove directors (or similar governing offices) of the relevant entity holding a majority of the voting rights at meetings of the board of directors (or similar governing body) on all, or substantially all, matters; or (d) the ability to direct or influence the decisions or the management and the day-to-day operations of the relevant entity whether through the ownership of voting securities, by contract or otherwise and “Controlled by” shall be construed accordingly;

“Costs” means all demands, claims, actions, proceedings, damages, payments, customs or other duties, fines, penalties, losses, costs (including legal costs), expenses (including Tax), disbursements or other liabilities or obligations of any nature;

“Disclosure Schedule” has the meaning set out in Clause 7.1;

“Dispute” has the meaning set out in Clause 13.2.1;

“Domain Names” means all of the Internet domain names of any level registered, owned by or used by any of the Group Companies and/or used in the business of the Group;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Environmental Licences” has the meaning set out in paragraph 13 of Schedule 3;

“Existing ROFRs” means the rights of first refusal granted pursuant to Section 4(j) of the Share Purchase Agreement;

“Existing Warrants” means the warrants to purchase Ordinary Shares dated October 21, 2010 issued by the Company in favour of Oasis Investments Limited, J.P. Morgan Securities Ltd. and Worldwide Gateway Co., Ltd. pursuant to the Share Purchase Agreement and the warrants to purchase Ordinary Shares dated October 21, 2010 issued by the Company in favour of Worldwide Gateway Co., Ltd. as placement agent in connection with the Share Purchase Agreement;

“Existing Facilities” means the current loan facilities granted by Industrial and Commercial Bank of China Shenzhen Branch and China Construction Bank to the Group;

“Fundamental Warranties” means the representations and warranties set out in Clause 7.9 of this Agreement and the Warranties set out in paragraph 1.3 of Schedule 3;

“Governmental Authorities” means any governments, courts, governmental, regulatory or official authorities, departments, agencies or bodies, whether in Hong Kong, the PRC or elsewhere and “Governmental Authority” means any one of them;

“Group” means the Vendor and the Company and its subsidiaries from time to time, the particulars of the members of the Group are listed in Schedule 2, and a “Group Company” means any or a specific member within the Group as the context may require;

“HKIAC” means the Hong Kong International Arbitration Centre;

“HK$” means Hong Kong dollar, the lawful currency of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“IFRS” means the International Financial Reporting Standards;

“Information Technology” means computer systems, communication systems, software (including all source code and object code versions thereof, in any and all form and media), hardware and documentation (including specifications, flowcharts, diagrams, business rules, data and database models and structures and compilation instructions) owned, used or licensed by or to any of the Group Companies;

“Intellectual Property” means (a) patents, trade marks, service marks, logos, get-up, trade names, rights in design, inventions, copyright (including rights in computer software to both object and source code) and moral rights, rights in data, database rights, semi-conductor topography rights, utility models, rights in know-how, rights in trade secrets, proprietary information and other proprietary materials and other intellectual property rights, in each case whether registered or unregistered and including applications and rights to apply for registration, (b) all rights or forms of protection having equivalent or similar effect or nature as or to those in paragraph (a) which now or in the future may subsist anywhere in the world and (c) the right to sue for past, present or future infringement of any of the foregoing rights;

“Key Management” means Mr. Yu Chuan Yih and such other persons as determined by the Board (including by the nominee directors of the Investors) in good faith to serve as the executive officers and/or key management personnel of the Group;

“Leased Properties” means the properties leased by the Group as set out in Schedule 5;

“Leases” means all leases, tenancies and licenses relating to the Leased Properties and “Lease” means any one of them;

“Long Stop Date” means 30 June 2011;

“Majority Investors” means Investors(s) acquiring or holding (as the case may be) a majority in number of the Sale Shares and Subscription Shares that are to be sold or issued (or have been sold or issued, as the case may be) at Completion;

“Management Accounts” means the unaudited management accounts relating to the Group on a consolidated basis for the period commencing from the day immediately following the Accounts Date and ended on the Management Accounts Date;

“Management Accounts Date” means 28 February 2011;

“New Warrants” means the warrants to be issued by the Company in favour of the Investors with the right to acquire, in the aggregate, the Warrant Share Quantity, in substantially the form attached hereto as Exhibit C;

“Ordinary Shares” means, as of the date of this Agreement, the shares of one class with a par value of US$1.00 each in the share capital of the Company, and, as of the Completion Date, the ordinary shares of par value US$0.01 each in the share capital of the Company;

“Parties” means the named parties to this Agreement and their respective successors, assigns and legal personal representatives and “Party” means any one of them;

“Person” or “Persons” means any natural person, company, corporation, association, partnership, organization, firm, joint venture, trust, unincorporated organization or any other entity or organization, and shall include any Governmental Authority;

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan (Republic of China);

“PRC GAAP” means generally accepted accounting principles, standards and practices in the PRC;

“PRC Tax Circular 698” has the meaning set out in Clause 7.12.4;

“Preferred Shares” means the Company’s Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share, with the rights and privileges as set forth in Exhibit B, and to be incorporated in the Restated M&A;

“Purchase Consideration” means an aggregate of US$9,980,045, to be paid by the Investors or their respective designated nominees for the purchase of the Sale Shares;

“Qualified Audit Firm” means any one of PricewaterhouseCoopers, Deloitte, Ernst & Young or KPMG;

“Recapitalization” has the meaning set out in Clause 4.1.1;

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, adviser or other representative of such Person;

“Restated M&A” means the amended and restated memorandum of association and the articles of association of the Company to be adopted by the Company before Completion, which shall contain the terms set forth in Exhibit B as well as such other terms and ancillary provisions to the extent necessary to permit the Company and its business to be administered as provided in the Transaction Documents (to the extent permitted by applicable law);

“RMB” means Renminbi, the lawful currency of the PRC;

“Sale Shares” means 86,783 Preferred Shares (after giving effect to the reclassification of 86,783 Ordinary Shares held by the Vendor into Preferred Shares as contemplated by Clause 4.1.1);

“Shareholders Agreement” means such agreement to be entered into by and among LJ International, the Vendor, the Investors and the Company, and substantially in the form attached hereto as Exhibit A;

“Share Purchase Agreement” means the Share Purchase Agreement, dated as of October 21, 2010 by and among the Company, LJ International and certain “Buyers” as identified therein;

“Subscription Consideration” means an aggregate of US$31,399,945, to be paid by the Investors or their respective designated nominees to the Company for subscription of the Subscription Shares and the New Warrants;

“Subscription Shares” means 273,043 Preferred Shares;

“Surviving Provisions” means Clauses 1 (Definitions), 9 (Confidentiality), 10 (Costs), 11.1 (Successors and Assigns), 11.2 (Assignment), 11.3 (Whole Agreement), 11.4 (Variations), 11.6 (Invalidity), 11.8 (Remedies), 11.9 (No Waiver), 12 (Notices) and 13 (Governing Law and Arbitration);

“Tax” means (i) all forms of tax whether direct or indirect and whether levied by reference to income, profits, gains, asset values or other reference and statutory, governmental or state impositions, duties, contributions, rates and levies, whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) (ii) all penalties, charges, costs and interest relating thereto and (iii) any form of transferee liability imposed by any Governmental Authority in connection with any item described in clauses (i) and (ii);

“Tax Return” means any return, report or statement showing Taxes, used to pay

Taxes, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax;

“Transaction” means any transaction, circumstance, act, event or omission of whatever nature and includes, without limitation, any change in the residence of any Person for the purposes of any Tax;

“Transaction Documents” means this Agreement, the Shareholders Agreement, the New Warrants, the Restated M&A and any other agreement or document to be entered into pursuant to or in connection with this Agreement;

“US$” means United States dollar, the lawful currency of the United States of America;

“US GAAP” means generally accepted accounting principles, standards and practices in the United States;

“Warrant Shares” means Ordinary Shares issuable or issued upon the exercise of the New Warrants;

“Warrant Share Quantity” means a number of Ordinary Shares issuable under the New Warrants equal to 10.35% of the outstanding and issued capital of the Company, on a fully diluted basis, determined at the time the New Warrants are exercised in accordance with their terms;

“Warranties” means the representations and warranties given by the Warrantors pursuant to Clause 7 and set out in Schedule 3 and “Warranty” means any one of them; and

“Warrantors” means the Company, the Vendor, and LJ International, and “Warrantor” means any one of them.

1.2	Modification, etc. of Legislation

Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date of this Agreement) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to Sections of consolidating legislation shall, wherever necessary or appropriate in the context, be construed as including references to the Sections of the previous legislation from which the consolidating legislation has been prepared.

1.3	Clauses, Schedules, etc.

References in this Agreement to Clauses, Schedules and Exhibits are to clauses in, and schedules and exhibits to, this Agreement (unless the context otherwise requires).

The Recitals, Schedules and Exhibits to this Agreement shall be deemed to form part of this Agreement.

1.4	Headings

Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Subsidiary and Holding Company

In this Agreement, the expression “subsidiary” and “holding company” shall have the same meanings as their respective definitions in the Companies Ordinance provided that any reference therein to a company shall be deemed to include a reference to a body corporate incorporated or established outside Hong Kong or under any other statutory provisions.

1.6	Writing

References to “writing” or “written” shall include any methods of producing or reproducing words in a legible and non-transitory form, and shall include e-mail.

1.7	Gender

The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

1.8	Construction of Certain References
1.8.1	In construing this Agreement:
(a)	the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.
1.8.2	This Agreement may not be construed adversely to a Party only because that Party was responsible for preparing it.
1.9	Knowledge of the Vendor/Warrantors

Where any statement is to the effect that the Vendor, or all of the Warrantors are not aware of any matter or circumstance or is a statement qualified by the expression “so far as the Vendor is aware” or “so far as the Warrantors are aware” or any similar expression, that statement (a) shall be deemed to refer to the knowledge of the Vendor and the Warrantors (as appropriate) and (if applicable) its directors; and (b) shall include a further statement that it has been made after due and reasonable enquiries.

1.10	Joint and/or Several Liability

Except where provision is specifically made to the contrary, all representations, warranties, indemnities, covenants, agreements and obligations given or entered into (i) by the Vendor and/or the Warrantors are given or entered into jointly and severally; and (ii) by the Investors are given or entered into severally and not jointly nor jointly and severally. No Investor shall be responsible in any way for the performance of the obligations of the other Investor under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

1.11	Business Day

Where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day.

1.12	Time and Date

All time and dates in this Agreement shall be Hong Kong time and dates except where otherwise stated.

2.	SUBSCRIPTION AND SALE AND PURCHASE

2.1	Subscription of Subscription Shares and New Warrants

Subject to the terms and conditions of this Agreement:
2.1.1	The Company shall allot and issue, and the Investors shall (severally but not jointly) subscribe for, the Subscription Shares (each as to those of the Subscription Shares specified against its name in Part I of Schedule 1), fully paid and free from all Encumbrances whatsoever and together with all rights attaching or accruing to them at Completion.

2.1.2	The Company shall allot and issue, and each Investor shall subscribe for, a New Warrant to acquire its pro rata portion of the Warrant Share Quantity in accordance with the terms of such New Warrant, fully paid and free from all Encumbrances whatsoever and together with all rights attaching or accruing to them at Completion.
2.2	Sale of Sale Shares

Subject to the terms and conditions of this Agreement, the Vendor shall sell, and the Investors shall (severally but not jointly) purchase, the Sale Shares (each as to those of the Sale Shares specified against its name in Part II of Schedule 1) free from all

Encumbrances whatsoever and together with all rights attaching or accruing to them at Completion.

3.	CONSIDERATION AND USE OF PROCEEDS

3.1	Subscription Consideration

The Subscription Consideration shall be paid by each Investor in such amount specified against its name in Part I of Schedule 1 in accordance with Clause 6.3.

3.2	Purchase Consideration

The Purchase Consideration shall be paid by each Investor in such amount specified against its name in Part II of Schedule 1 in accordance with Clause 6.3.

3.3	Use of Subscription Consideration

The Company shall, and the Vendor shall procure that the Company shall, apply the Subscription Consideration for the purposes of (i) capital expenditure for new sales outlets of the Group, (ii) advertising and marketing expenditures of the Group, and (iii) general working capital of the Group.

4.	CONDITIONS

4.1	Conditions Precedent

The obligations of each Investor to consummate the Completion shall be subject to the satisfaction (or waiver pursuant to Clause 4.3), on or before the Completion, of each of the following Conditions:
4.1.1	Share Capital Changes:
(a)	the authorized share capital of the Company shall be subdivided and reclassified from US$50,000.00 divided into 50,000 Ordinary Shares of US$1.00 each, into US$50,000.00 divided into 5,000,000 shares of US$0.01 each, of which 1,000,000 shall be designated as Preferred Shares and 4,000,000 shall be designated as Ordinary Shares;

(b)	as a result of such subdivision and reclassification, the 20,000 shares of the Company currently issued and held by the Vendor shall become 2,000,000 Ordinary Shares;

(c)	following such subdivision and reclassification, the Company shall effect a 2-1 reverse-split such that the 2,000,000 Ordinary Shares issued and outstanding shall become 1,000,000 Ordinary Shares; and

(d)	following such reverse share split, of the 1,000,000 Ordinary Shares held by the Vendor, 86,783 Ordinary Shares shall be reclassified as 86,783 Preferred Shares, to be transferred to the Investors or their respective designated nominees on Completion as the Sale Shares pursuant to the terms of this Agreement

(such actions, as a whole, hereinafter referred to as the “Recapitalization”). To the extent the Recapitalization may be effected under applicable Law in fewer steps but with the same result as the foregoing, the Company and the Investors agree to effect the Recapitalization in such fewer steps.
4.1.2	Restated M&A: the Restated M&A having been duly adopted as the memorandum and articles of association of the Company;

4.1.3	Legal Opinions: the Investors having received legal opinions addressed to the Investors in form and substance satisfactory to the Majority Investors from the Company’s and the Vendor’s legal counsel in the British Virgin Islands and the PRC covering, among others, the following matters:
(a)	the due incorporation and valid subsistence of each of the Group Companies under the laws of its incorporation or establishment;

(b)	the identity and shareholding of the shareholders of each Group Company;

(c)	the Transaction Documents having been duly executed by the Warrantors and are legal, valid, binding and enforceable;

(d)	each of the Warrantors having all requisite right, power and authority and full legal capacity to enter into the Transaction Documents and the transactions contemplated therein; and

(e)	the execution and delivery by the Warrantors of this Agreement does not, and the execution and delivery by the Warrantors of the other Transaction Documents to which it is a party do not, and the performance by the Warrantors of their obligations under this Agreement and such other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a violation or breach of any of the terms, conditions or provisions of the bylaws or certificate of incorporation (or other comparable corporate charter documents) of the Warrantors or conflict with or result in a violation or breach of any term or provision of any law applicable to the Warrantors or any of their respective assets and properties.
4.1.4	No Material Adverse Change: there having been no material adverse change in the business, results of operations or financial condition of the Group taken as a whole from the Accounts Date up to Completion. The Investors shall have received a certificate signed on behalf of LJ International by the chief executive officer and chief financial officer to such effect;

4.1.5	Warranties: the Warranties shall be true and accurate as of the Completion as if made on the Completion Date (except for those Warranties that address matters as of a particular date prior to the date of this Agreement, in which case such Warranties shall have been true and correct in as of such particular date). The Investors shall have received a certificate signed on behalf of LJ

International by the chief executive officer and chief financial officer to such effect;

4.1.6	Performance: the Warrantors shall have performed and complied, in all material respects, with all obligations and conditions required to be performed or complied with by them on or prior to the Completion. The Investors shall have received a certificate signed on behalf of LJ International by the chief executive officer and chief financial officer to such effect;

4.1.7	No Prohibitive Action: no notice, order, judgment, action or proceeding of any court, arbitrator, Governmental Authority, statutory or regulatory body having been served, issued or made which restrains, prohibits or makes unlawful any transaction contemplated by this Agreement or which may effect the right of any of the Investors to own the legal and beneficial title to the Sale Shares and the Subscription Shares, free from Encumbrances, following the Completion Date;

4.1.8	Waiver of Existing ROFRs: Worldwide Gateway Co. Ltd., J.P. Morgan Securities Ltd. and Oasis Investments Limited (or their respective successors and assigns, as the case may be) having waived their Existing ROFRs in respect of the issuance or sale (as the case may be) of the Subscription Shares, the Sale Shares and the New Warrants as contemplated under the Transaction Documents, such waivers in a form satisfactory to the Majority Investors;

4.1.9	Intellectual Property. The “ENZO” trademark and other “ENZO” related Intellectual Property rights that are not currently held by any of the Group Companies shall have been transferred and assigned to the Company (or other Group Companies as appropriate);

4.1.10	Management Agreement. Cancellation of the management agreement obligating the Company to pay management fees to LJ International for certain shared services;

4.1.11	Completion Deliverables. Delivery of the agreements, documents and items required to be delivered by the Company and the Vendor pursuant to Clause 6.2; and

4.1.12	Form 20-F. LJ International shall have filed Form 20-F for its fiscal year ended December 31, 2010 (including its audited financial statements for fiscal year ended December 31, 2010 with a non-qualified opinion) with the Securities and Exchange Commission.
4.2	Responsibility for Satisfaction
4.2.1	Each of the Warrantors shall use its best endeavours to ensure the satisfaction of the Conditions set out in Clauses 4.1 as soon as possible after the date of this Agreement.

4.2.2	Each of the Vendor and the Company agrees that upon being requested by the Investors, the Vendor shall promptly co-operate with and provide all necessary information and assistance requested or required by the Investors and their

Representatives for the purposes of completing due diligence inquiries on the Group.
4.3	Non-Satisfaction or Waiver

The Majority Investors may at any time waive in whole or in part and conditionally or unconditionally any of the Conditions by notice in writing to the Vendor and the Company.

5.	ACTIONS PENDING COMPLETION

5.1	Warrantor’s General Obligations

The Warrantors shall procure that pending Completion:
5.1.1	each Group Company shall carry on its business in the ordinary and usual way so as to maintain that business as a going concern;

5.1.2	each Group Company shall conduct its business in compliance with all applicable legal, regulatory and administrative requirements in any jurisdiction;

5.1.3	the Investors and their respective Representatives shall, upon reasonable notice, be allowed access to (a) the books and records of each Group Company, including, without limitation, the statutory books and records, leases, licences, contracts, details of receivables, Tax records, contracts and customer and supplier lists in the possession or control of any Group Company, together with the right to take copies thereof; and (b) the management and premises used by any Group Company;

5.1.4	each Group Company shall take all reasonable steps to preserve its assets (including, without limitation, the goodwill of its business) and, in particular, to maintain in force all its insurance policies;

5.1.5	each Group Company shall take all reasonable steps to preserve the validity of its Intellectual Property;

5.1.6	the Warrantors shall make prompt disclosure to each of the Investors of all relevant information which comes to the notice of LJ International or any Group Company in relation to any fact or matter which may constitute a breach of any of the Warranties as if such Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date; and

5.1.7	the Warrantors shall use their reasonable best efforts to obtain such consent(s) or approval(s) from any third party that the Investors may reasonably request in connection with the transactions contemplated by this Agreement.
5.2	Restrictions on the Warrantors

Without prejudice to the generality of Clause 5.1, the Warrantors shall cooperate fully with the Investors in relation to all material matters concerning the management of the Group in the period between the date of this Agreement and the Completion Date and during such period shall notify the Investors in writing and obtain the prior written consent of the Investors before taking any of the following actions:
5.2.1	enter into any contract or incur any commitment involving any capital expenditure in excess of RMB1,000,000.00 individually or RMB5,000,000.00 in the aggregate;

5.2.2	enter into or amend the terms and/or conditions of any Material Contract other than the purchase of two properties in the PRC for an aggregate amount not exceeding RMB 28 million;

5.2.3	incur any commitment which is not in the ordinary and usual course of business;

5.2.4	incur any borrowings or incur any indebtedness in excess of RMB5,000,000 otherwise than in the ordinary and usual course of business;

5.2.5	save as required by law, make any amendment to the terms and conditions of employment (including, without limitation, remuneration, pension and other benefits) of any member of the Key Management, provide or agree to provide any gratuitous payment or benefit to any such Person or any of their dependants, or dismiss any employee or engage or appoint any additional employee;

5.2.6	acquire or agree to acquire or dispose of or agree to dispose of any asset in excess of RMB5,000,000 in value, otherwise than in the ordinary and usual course of business other than the purchase of two properties in the PRC for an aggregate amount not exceeding RMB 28 million;

5.2.7	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of the relevant Group Company’s assets or undertaking otherwise than in the ordinary and usual course of business;

5.2.8	amend any insurance contract, fail to notify any insurance claim in accordance with the provisions of the relevant insurance policy or settle any such claim below the amount claimed;

5.2.9	allot, issue, redeem or repurchase any share or loan capital or other security or equity of any kind (or option to subscribe for the same) of the relevant Group Company;

5.2.10	acquire or agree to acquire any share, shares or loan capital or other security or equity of any kind in any Person;

5.2.11	declare, authorise, make or pay any dividend or other distribution to shareholders (whether in cash, stock or in kind);

5.2.12	except as contemplated under the Transaction Documents, make any change to the relevant Group Company’s accounting practices or policies or amend the relevant Group Company’s memorandum or articles of association or equivalent constitutional documents;

5.2.13	makes or agrees to make any payment in excess of RMB5,000,000 other than in the ordinary and usual course of business;

5.2.14	pass any shareholder or board resolution for the winding-up or for the appointment of an administrator, administrative receive, receive, liquidator or similar in respect of any Group Company; or

5.2.15	release, discharge or compound any material liability or material claim.
6.	COMPLETION

6.1	Date and Place

Subject to Clause 4, Completion shall take place at 12:00 p.m. on the Completion Date at the Hong Kong office of the Investors’ solicitors, subject to the satisfaction (or waiver) of the Conditions in accordance with the terms of this Agreement.

6.2	Company’s and Vendor’s Obligations at Completion On the Completion Date:
6.2.1	the Company and the Vendor shall deliver to the Investors:
(a)	evidence to the satisfaction of the Investors of the satisfaction of all of the Conditions (except to the extent any such Condition has been waived by the Investors under Clause 4.3);

(b)	the Shareholders Agreement duly executed by all parties thereto other than the Investors;

(c)	the duly executed board resolutions of the Company approving, among others, the Recapitalization, the issue of the Subscription Shares and the New Warrants and the transfer of the Sale Shares in form and substance satisfactory to the Majority Investors and the appointment of the nominees of the Investors as directors of the Company;

(d)	the duly executed shareholders’ resolutions of the Company approving the Recapitalization and the adoption and filing of the Restated M&A;

(e)	the duly executed certificates required under Clauses 4.1.1, 4.1.5 and 4.1.6;

(f)	an original share certificate of the Company to each of the Investors in respect of their respective Subscription Shares and the Sale Shares as more detailed in Part I of Schedule 1;

(g)	an original certificate in respect of a New Warrant to each Investor duly issued by the Company;

(h)	a copy of the Company’s register of members, certified by a director of the Company as true and complete as of the Completion Date, updated to show the Investors as the holders of their respective Subscription Shares and the Sale Shares;

(i)	a copy of the Company’s register of directors, certified by a director of the Company as true and complete as of the Completion Date, updated to show that the Board consists of not more than 7 members in accordance with the Shareholders Agreement, and two (2) directors nominated by FountainVest, and one (1) director nominated by Spring Capital in accordance with the Shareholders Agreement, shall have been entered into the Company’s register of directors;

(j)	a copy of the adopted Restated M&A, certified by a director of the Company as true and complete as of the Completion Date;
6.2.2	the Vendor shall deliver to the Investors:
(a)	the instrument of transfer in respect of the Sale Shares, duly executed by the registered holder(s) of the Sale Shares in favour of each Investor in such number of the Sale Shares as specified against the name of each Investor in Part II of Schedule 1;

(b)	(if required by the Investors) irrevocable powers of attorney (in such form as the Investors may require) executed by each of the registered holder(s) of the Sale Shares in favour of the Investors to enable the Investors (pending the registration of the relevant instruments of transfer) to exercise all voting and other rights attaching to the Sale Shares and to appoint proxies for this purpose; and

(c)	a copy of the resolutions of the board of directors of the Vendor authorising the execution of, and the performance by the Vendor of its obligations under, this Agreement and the other Transaction Documents to which the Vendor is a party.
6.3	Investors’ Obligations at Completion; Audit Firm Engagement Deadline
6.3.1	Against compliance by the Vendor of the provisions of Clause 6.2, the Investors shall deliver in immediately available funds by wire transfer their proportionate share of an amount equal to the Subscription Consideration and the Purchase Consideration to the bank accounts of the Company and the Vendor (bank account details of which shall be provided to the Investors at least two (2) Business Days prior to the Closing Date).

6.3.2	If on or prior to the Audit Firm Engagement Deadline, the Company shall have failed to engage and appoint a Qualified Audit Firm in accordance with Clause 7.12.1 and provide written notice of the same to the Investors (which notice shall be duly certified by an executive officer of the Company), then in such event, at the election of any Investor by written notice: (i) on the Business Day immediately following the Audit Firm Engagement Deadline, the Company and the Vendor shall promptly return and deliver an amount equal to such Investor’s proportionate share of the Subscription Consideration and the Purchase Consideration to such Investor in immediately available funds by wire transfer to the bank account(s) designated by such Investor, plus interest on such amount of 22% per annum from the Completion Date, (ii) such Investor shall return its respective Subscription Shares, the New Warrants and Sale Shares, (iii) the Parties shall take such other actions as reasonably necessary to unwind the transactions at Completion as if such transactions in respect of such Investor shall not have occurred, and (iv) following such time this Agreement shall forthwith be deemed terminated as between such Investor and the other Parties hereto and there shall be no liability on the part of such Party and the other Parties hereto except that (A) the Surviving Provisions shall continue in force following the termination of this Agreement; and (B) the termination of this Agreement shall be without prejudice to the rights and liabilities of any Party accrued prior to such termination.
6.4	Simultaneous Completion

No Party shall be obliged to complete the subscription of the Subscription Shares and New Warrants and the sale and purchase of any of the Sale Shares unless the subscription of the Subscription Shares and the New Warrants and the sale and purchase of the Sale Shares as more detailed in Part I and Part II of Schedule 1 are completed simultaneously.
7.	WARRANTIES AND UNDERTAKINGS

7.1	True and Accurate

Each of the Warrantors represents, warrants and undertakes to and with each of the Investors that, subject to exceptions set forth in the disclosure schedule attached hereto as Schedule 6, as revised, updated or supplemented with the consent of the Investors (the “Disclosure Schedule”):
7.1.1	each Warranty is true and accurate and not misleading as at the date of this Agreement; and

7.1.2	each Warranty will be true and accurate and not misleading as at Completion as if they had been given again at Completion (except to the extent any such Warranty speaks expressly as of a specific date prior to the date of this Agreement, in which case such Warranty shall be true and correct and not misleading as of such specified date).
7.2	Reliance

Each of the Warrantors acknowledges that each of the Investors has entered into this Agreement in reliance upon the Warranties and the agreements, undertakings and covenants contained in this Agreement and the other Transaction Documents, and has been induced by them to enter into this Agreement.

7.3	Knowledge

No information relating to the Group or any of the Warrantors or any other matter of which the Investors have knowledge (actual, imputed or constructive) and no investigation by or on behalf of the Investors shall prejudice any claim made by any of the Investors under the Warranties or any other provision of this Agreement or operate to reduce any amount recoverable, and liability in respect thereof shall not be confined to breaches discovered before Completion.

7.4	Separate and Independent

Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

7.5	Waiver

Each of the Warrantors hereby waives any rights which it may have in respect of any misrepresentation or inaccuracy in, or omission from, any information or advice supplied or given by any Group Company or any of their respective Representatives in connection with the giving of the Warranties.

7.6	Act or Omission

Each of the Warrantors shall procure that (save only as may be necessary to give effect to this Agreement or with the prior written consent of the Investors) neither it nor any Group Company shall do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at or any time prior to Completion or which would make any of the Warranties untrue, inaccurate or misleading if they were so given.

7.7	Disclosure Prior to Completion

Each of the Warrantors agrees to promptly disclose to the Investors in writing immediately upon becoming aware of any fact, condition, change, matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this Agreement and prior to Completion which:
7.7.1	constitutes a breach of or is inconsistent with any of the Warranties or any of the warranties in Clauses 7.9; or

7.7.2	has, or would reasonably be expected to have, an material adverse effect on the business, condition (financial or otherwise), results of operations or prospects of any Group Company.
For the avoidance of doubt, no such disclosure shall be deemed to qualify or limit in any way any of the Warranties.

7.8	Indemnity

Each of the Warrantors covenants and undertakes to and with each of the Investors to indemnify and hold harmless each of them and their respective Affiliates from and against the Costs which they may at any time and from time to time sustain, incur or suffer as a result of or arising:
7.8.1	from any breach of any of the Warranties or any agreement, undertaking or obligation given or made by any Warrantor under any of the Transaction Documents;

7.8.2	from or in connection with any matter, event or circumstance relating to any Group Company which has occurred or arisen on or before the Completion Date, except for, subject to Clause 7.8.3, any liability, debt or claim which is fully, fairly and specifically reflected in the Audited Accounts or the Management Accounts (including the amount thereof); and

7.8.3	from the obligation of any Group Company to pay any Tax, duties, expenses or fees of any nature and due and payable by any Group Company on or prior to the Completion Date (including any Taxes payable under PRC Tax Circular 698), except for any liability, debt, claim, Tax, duties, expenses or fees of any nature which is fully, fairly and specifically reflected in the Audited Accounts and/or the Management Accounts (including the amount thereof).
7.9	Authority and Capacity of the Warrantors

Each Warrantor represents, warrants and undertakes to and with each of the Investors that each of the following statements is at the date of this Agreement, and will at Completion be, true and accurate and not misleading:
7.9.1	it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

7.9.2	it has the requisite power and authority to enter into and perform this Agreement and any other Transaction Documents to which it is a party, which when executed will constitute valid and binding obligations of it, enforceable against it in accordance with their respective terms;

7.9.3	the execution, delivery and performance of this Agreement and any other Transaction Documents to which it is a party has been duly authorised and approved by all necessary corporate action and no other corporate approval is required by it;

7.9.4	the execution and delivery of, and the performance by it of its obligations under, this Agreement and any other Transaction Documents to which it is a party will not (a) violate, conflict with or result in a breach of (i) any provision of its memorandum or articles of association or equivalent constitutional documents; or (ii) any law, regulation, order, judgment or decree applicable to it; and (b) require any consent or approval of any Governmental Authority;

7.9.5	no contract of any Group Company contains any restriction or prohibition on the issue of the Subscription Shares by the Company or the sale of the Sale Shares by the Vendor as contemplated herein or includes any right to terminate exercisable prior to or as a result of the transactions contemplated by this Agreement; and

7.9.6	except for possible PRC tax filings including those required under Clause 7.12.4 hereof, no licences, consents, authorisations, orders, grants, confirmations, permissions, registrations and other approvals, whether from any Governmental Authority or otherwise are necessary or desirable for or in respect of the proposed subscription of the Subscription Shares and the New Warrants and the proposed purchase of the Sale Shares by the Investors.
7.10	Authority and Capacity of the Investors

Each Investor represents, warrants and undertakes to and with each Warrantor that each of the following statements is at the date of this Agreement, and will at Completion, be true and accurate and not misleading:
7.10.1	it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

7.10.2	it has the requisite power and authority to enter into and perform this Agreement and any other Transaction Documents to which it is a party, which when executed will constitute valid and binding obligations of it, enforceable against it in accordance with their respective terms;

7.10.3	the execution, delivery and performance of this Agreement and any other Transaction Documents to which it is a party has been duly authorised and approved by all necessary corporate action and no other corporate approval is required by it; and

7.10.4	the execution and delivery of, and the performance by it of its obligations under, this Agreement and any other Transaction Documents to which it is a party will not (a) violate, conflict with or result in a breach of (i) any provision of its memorandum or articles of association or equivalent constitutional documents; or (ii) any law, regulation, order, judgment or decree applicable to it; and (b) require any consent or approval of any Governmental Authority.
7.11	Fraud, etc.

Nothing in this Agreement shall have the effect of limiting or restricting the liability of the Company or the Vendor in respect of any claim which arises or is increased, or to the extent to which it arises or is increased, as a consequence of or as a result of fraud, wilful misconduct, wilful concealment, negligence or misconduct by the Company or the Vendor or any of its associates or affiliate or any of their respective directors, shareholders, consultants, officers, advisers or employees.
7.12	Post-Completion Undertakings

Each of the Warrantors hereby unconditionally and irrevocably undertakes to each Investor that:
7.12.1	Audit Firm Engagement. A Qualified Audit Firm shall have been engaged and appointed by the Company as its auditor on or before the Audit Firm

Engagement Deadline to audit its financial statements for the financial year ending on 31 December 2011 in accordance with IFRS or such other accounting principles as may be approved by the Investors;

7.12.2	Existing Facilities Guarantees. The existing guarantors of the Existing Facilities including LJ International and Yu Chuan Yih shall remain as guarantors guaranteeing the obligations of any Group Company under Existing Facilities or any roll-over thereof on terms similar to the existing guarantees; and

7.12.3	Business Separation. It will undertake to, by December 31, 2011, in each case, in a manner reasonably satisfactory to the Majority Investors:
(a)	separate the design, procurement and IT functions (including personnel) that relate primarily to the business of the Group from the other businesses of LJ International such that the business of the Group can be operated independently while maintaining the same standard of operation as presently conducted by the business of the Group;

(b)	cause the heads of each business or functional unit of the Group to enter into employment agreements with the Company;

(c)	the Company shall acquire the floor settings presently owned by LJ International for reasonable cost; and

(d)	cause each member of Key Management to enter into a service agreement and non-competition, non-disclosure, non-solicitation and inventions assignment agreement with the relevant Group Company.
7.12.4	Certain PRC Filings. The Vendor shall prepare and timely file all agreements, reports, communications, explanation, documents, reports or other information and tax returns as described in the Notice of the State Administration of Taxation on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, Guoshuihan 2009 No. 698 (“PRC Tax Circular 698”) with respect to the indirect transfer of any of the Group Companies located in the PRC; and

7.12.5	Best Practices/Ethics. The Warrantors shall use their reasonable best efforts to cause the Company to adhere to the non-binding principles set out in Schedule 4.
7.13	Limitation

Notwithstanding anything to the contrary herein, no Warrantor shall be liable for any Claim in respect of any breach of any of the representations and warranties made by the Warrantors in this Agreement unless the amount of all such Claims made or proposed to be made against one or more Warrantors in respect of such breaches exceeds US$500,000, in which case, such Warrantor or Warrantors shall be liable for the entire amount of such Claims and not merely the excess; provided, however, that the foregoing limitation shall not apply to any Claim with respect to (a) any fraud or intentional misrepresentation by such Warrantor, (b) any breach of any of the Fundamental Warranties, or (c) any of the matters set out under Clauses 7.8.3.
8.	TERMINATION

8.1	Events of Termination
8.1.1	This Agreement may be terminated and the transactions contemplated hereunder may be abandoned at any time prior to Completion:
(a)	by written agreement of the Majority Investors and the Warrantors; or

(b)	by either the Warrantors or the Majority Investors if the Completion shall not have occurred by the Long Stop Date; provided, however, that the right to terminate this Agreement under this subclause (b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Completion to occur on or prior to such date.
8.1.2	Further, if at any time prior to Completion:
(a)	a material adverse change occurs in the business, results of operations or financial condition of the Group taken as a whole from the date of this Agreement up to Completion; or

(b)	it shall be found that any of the Warranties or any of the warranties in Clause 7.9 was, when given, or will be or would be, at Completion (as if they had been given again at Completion) untrue, incorrect or misleading in any material respect, and, if it is capable of remedy, is not cured within 45 days after the receipt of written notice issued by any of the Investors, then any Investor shall be entitled (in addition to and without prejudice to all other rights or remedies available to the Investors including the right to claim damages) by written notice to the Vendor served at any time prior to the Completion Date to elect to terminate this Agreement, whereupon all rights and obligations of such Investor shall cease to have effect in relation to itself, provided however that (a) the Surviving Provisions shall continue in force following the termination of this Agreement; and (b) the termination of this Agreement shall be without prejudice to the rights and liabilities of each Party accrued prior to such termination.

8.1.3	The Vendor undertakes to disclose promptly to the Investors in writing any breach, matter, event, condition, circumstance, fact or omission of which any Vendor is or becomes aware that may give rise to a right of termination under Clause 8.1.1.
9.	CONFIDENTIALITY

9.1	Confidential Information

Each Party undertakes to the other Parties that it shall treat as strictly confidential all of the following information, whether oral, graphic, written or in electronic form (the “Confidential Information”):
9.1.1	information relating to the other Parties;

9.1.2	information relating to the provisions and subject matter of this Agreement and the other Transaction Documents;

9.1.3	information relating to the existence of this Agreement and the other Transaction Documents and their purpose; and

9.1.4	information relating to the negotiations leading up to this Agreement and the other Transaction Documents, including any information relating to or in respect of any negotiations and communications between the Parties after the date of this Agreement.
Each Party shall not, and shall procure that its Affiliates and its and their respective Representatives shall not, use for its own business purpose or disclose to any third party any Confidential Information without the prior written consent of the other Parties.

9.2	Exclusions

The restrictions contained in Clause 9.1 shall not apply so as to prohibit disclosure or use of any information if and to the extent:
9.2.1	the disclosure or use is required by law or by any securities exchange or Governmental Authority pursuant to rules to which the Parties or their respective holding companies are subject;

9.2.2	the disclosure is made by a Party to its Affiliates or to its or its Affiliates’ Representatives (and in the case of the Investors, including its partners (limited or general), affiliated investment or co-investment funds or other Person with participation rights in respect of such Investor or its affiliated investment or co-investment funds) for purposes relating to this Agreement or any of the other Transaction Documents (and, in the case of the Investors, for customary fund-raising purposes), in each case, so long as the persons being disclosed such information have been advised of the confidential nature of such information;

9.2.3	the information becomes publicly available (other than by a breach of this Agreement);

9.2.4	the other Parties have given prior written consent to the disclosure or use; or

9.2.5	the disclosure or use is required for the purpose of any judicial or arbitration proceedings arising out of this Agreement or any other Transaction Document, provided always that prior to disclosure or use of any information pursuant to Clause 9.2.1, the Party concerned shall promptly notify the other Parties of such requirement and shall consult with the other Parties where feasible and give due consideration to their reasonable requirements before complying with such requirement.
9.3	Remedies

The Parties agree that damages may not be an adequate remedy in the event of a breach of this Clause 9, in which case, this Clause may be enforced by injunction, order for specific performance or such other equitable relief as a court of competent jurisdiction may see fit to award.

10.	COSTS

Save as expressly provided in this Agreement or any other Transaction Document, each Party shall pay all its costs and expenses (including legal fees) in connection with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents and any other matters in connection therewith. The Parties acknowledge and agree that the finder’s fee, brokerage or other commission payable to Gracious Partners Limited and Worldwide Gateway Co., Ltd. in connection with the transactions contemplated under this Agreement (and previously disclosed to the Investors) shall be borne by LJ International and, in the event such fees can be capitalized, by the Group.

11.	GENERAL

11.1	Successors and Assigns

This Agreement shall be binding upon and enure for the benefit of the successors, assigns and legal personal representatives of the Parties.

11.2	Assignment
11.2.1	None of the Warrantors may assign this Agreement or any of its rights and/or transfer any of its obligations under this Agreement to any third party without the prior written consent of the Investors.

11.2.2	No Investor may assign and transfer any of its rights under this Agreement in whole or in part to any third party without the prior written consent of the other Parties except:
(a)	prior to Completion, to one or more of its Affiliates and for the purpose of this Clause 11.2.2, Affiliates shall include the limited partners or employees of such Investor; or

(b)	following Completion, to a lawful and permitted transferee in connection with the transfer of all of its Preferred Shares acquired at Completion to such transferee, in which event such assignee/transferee shall be deemed to be an “Investor” hereunder and shall assume such Investor’s rights and obligations under this Agreement.
11.3	Whole Agreement

This Agreement (together with the other Transaction Documents) constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements or arrangements between them relating to the subject matter hereof. None of Warrantors has, directly or indirectly, made any agreements with any Investor relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

11.4	Variations

No amendment or variation of any provision of this Agreement shall be effective unless made in writing and signed by the Warrantors and the Majority Investors, provided, however, that any amendment or variation that disproportionately and adversely affects an Investor as compared to all of the other Investors shall also be agreed to in writing by such adversely affected Investor.

11.5	Agreement Survives Completion

The Warranties shall remain in full force and effect following the Completion regardless of any investigation made by the Warrantors or the Investors.

11.6	Invalidity

If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

11.7	Specific Performance

The Parties hereto agree that irreparable damage would occur and that the Parties would not have an adequate remedy at law if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

11.8	Remedies

The rights and remedies of each Party hereunder shall be cumulative and shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which it may be entitled in respect of a breach of this Agreement) and no exercise or failure to exercise such a right shall constitute a waiver by it of any such other right or remedy.

11.9	No Waiver

No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

11.10	Further Assurance

At any time after the date of this Agreement, each Party shall, and shall use all reasonable endeavours to procure (to the extent it is legally or contractually entitled to do so) that any necessary third party shall, execute such documents and do such acts and things as the other Parties may reasonable require for the purpose of giving to such Parties the full benefit and provisions of this Agreement.

11.11	Time of the Essence

Time shall be of the essence of this Agreement, both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

11.12	Counterparts and Effectiveness

This Agreement may be executed (including by facsimile or scanned signatures) in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

12.	NOTICES

12.1	Form and Addresses

Any notice or other communication in connection with this Agreement shall be in writing in English and shall be sufficiently given or served if delivered or sent:
12.1.1	in the case of the Warrantors, to

Address:	Unit #12 12/F Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
Fax:	(852) 2764 3783
Attention:	Chairman

With a copy to:

Address:	Andrew N. Bernstein, P.C.
8101 East Prentice Ave., Suite 890
Greenwood Village
Colorado 80111
Fax:	(303) 770-7332
Email:	anbpc@attglobal.net
Attention:	Andrew N. Bernstein, Esq.
12.1.2	in the case of Spring Capital to:

Address:	c/o Spring Capital Asia, Limited

27/F, Entertainment Building,
30 Queen’s Road Central
Hong Kong
Fax:	(852) 3667 7789
Email:	vincent.chan@springcapasia.com
Attention:	Vincent Chan, CEO

with a copy to:

Address:	O’Melveny & Myers LLP
31st Floor, AIA Central
1 Connaught Road Central
Central, Hong Kong
Fax:	(852) 2522-1760
Email:	DFreeman@omm.com
Attention:	Douglas Freeman
12.1.3	in the case of FountainVest to:

Address:	c/o Walkers Corporate Services Limited
Walker House, 87 Mary Street
George Town KY1-9005
Grand Cayman, Cayman Islands
Fax:	(345) 945 4757
Attention:	Abali Hoilett / Isatou Sey

with a copy to:

Address:	c/o FountainVest Partners (Asia) Limited
Suite 906, ICBC Tower
3 Garden Road,
Central, Hong Kong
Fax:	(852) 3107-2490
Email:	Tingtingzhong@fountainvest.com
Attention:	Tingting Zhong

and:

Address:	O’Melveny & Myers LLP
31st Floor, AIA Central
1 Connaught Road Central
Central, Hong Kong
Fax:	(852) 2522-1760
Email:	DFreeman@omm.com
Attention:	Douglas Freeman
12.1.4	in the case of UCI to:

Address:	c/o United Capital Investment

L/15F, Huamin Empire Plaza
No.728 Yan An Road (W)
Shanghai 200050, P.R.C.
Fax:	86-21-5238-5499
Email:	jimmyyu@ucigroup.cn
Attention:	Jimmy Yu
12.1.5	in the case of Vantage to:

Address:	c/o Vantage Capital Management
23rd Floor, Somptueux Central
52-54 Wellington Street
Central, Hong Kong
Fax:	(852) 2906-2999
Attention:	Albert Yu
or (in any case) to such other address as the relevant Party may have notified to the other Parties in writing in accordance with this Clause 12.

12.2	Delivery

Unless there is evidence that it was received earlier, a notice is deemed given if:
12.2.1	if delivered by hand, at the time of delivery;

12.2.2	if sent by pre-paid recorded delivery or registered post, two (2) Business Days after posting and excluding the date of posting;

12.2.3	in the case of registered airmail, on the fifth (5th) day after and excluding the date of posting;

12.2.4	sent by fax, at the local time of the recipient upon successful completion of the transmission if delivered during normal business hours (or the next Business Day if delivered after normal business hours); and

12.2.5	sent by email, at the local time of the recipient if delivered during normal business hours (or the next Business Day if delivered after normal business hours).
13.	GOVERNING LAW AND ARBITRATION

13.1	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of Hong Kong without giving effect thereof to the principles of conflict of laws.

13.2	Arbitration
13.2.1	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, (each, a “Dispute”) shall be referred to and finally resolved by arbitration in accordance with the provisions of this Clause 13.2.

13.2.2	Where a Dispute is referred to arbitration by any Party, the arbitration shall take place in Hong Kong in accordance with the UNICITRAL Arbitration Rules as at present in force. The appointing authority shall be the HKIAC. The arbitration shall be managed by the HKIAC in accordance with its practice, rules and regulations. The place of arbitration shall be in Hong Kong at the HKIAC. There shall be one arbitrator who shall be appointed by the HKIAC. The language to be used in the arbitral proceedings shall be English and the applicable law of the arbitration shall be Hong Kong law.

13.2.3	The foregoing shall not preclude any Party from seeking interim relief or orders for interim preservation in any Court of competent jurisdiction. Any such application to Court shall not demonstrate an intention to act inconsistently in any way with the agreement to settle disputes by arbitration set out in this Clause 13.2.
13.3	Appointment of Process Agent
13.3.1	FountainVest hereby irrevocably appoints Tingting Zhong of Suite 906, ICBC Tower, 3 Garden Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of FountainVest for this purpose, FountainVest shall promptly appoint a successor agent, notify the other Parties thereof and deliver to the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the other Parties receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of FountainVest for the purposes of this Clause 13.3.1. FountainVest agrees that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to FountainVest.

13.3.2	Spring Capital hereby irrevocably appoints Vincent Chan of 27/F Entertainment Building, 30 Queen’s Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of Spring Capital for this purpose, Spring Capital shall promptly appoint a successor agent, notify the other Parties thereof and deliver to the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the other Parties receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of Spring Capital for the purposes of this Clause 13.3.2. Spring Capital agrees that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to Spring Capital.

13.3.3	Each of the Warrantors hereby irrevocably appoints Lorenzo Crystal Limited of Unit 1209, Blk A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong as their agent to receive and acknowledge on their behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Warrantors for this purpose, the Warrantors shall promptly appoint a successor agent, notify the other Parties thereof and deliver to each of the other Parties a copy of the new process agent’s acceptance of appointment, provided that until the other Parties receive such notification, they shall be entitled to treat the agent named above (or its said successor) as the agent of the Warrantors for the purposes of this Clause 13.3.3. The Warrantors agree that any such legal process shall be sufficiently served on them if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Warrantors.

Schedule 1
Subscription Shares and Sale Shares
Part I — Subscription Shares

	Number of Subscription	Subscription Consideration
Investor	Shares	(US$)
FountainVest	202,350	$23,270,250
Spring Capital	59,202	$6,808,230
UCI	8,013	$921,495
Vantage	3,478	$399,970
Part II — Sale Shares

	Number of Sale	Purchase Consideration
Investor	Shares	(US$)
FountainVest	65,144	$7,491,560
Spring Capital	19,059	$2,191,785
UCI	2,580	$296,700

Schedule 2
Details of the Group
Part A — Details of the Vendor

1. Name:	Enzo International Holdings Limited

2. Company Number:	1507184

3. Address of Registered Office:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation:	October 16, 2008 ; British Virgin Islands

5. Authorised Share Capital:	US$50,000.00 divided into 50,000 shares of US$1.00 each

6. Issued Share Capital:	1 share at a consideration of US$1.00

9,999 shares at a consideration of US$27,999,999

10,000 shares at a consideration of US$10,000,000

(Total no. of issued shares: 20,000)

7. Directors:	NG Hon Tak Ringo

8. Secretary:	N/A

9. Annual Accounts Date:	N/A

10. Auditors:	N/A

11. Shareholders:	LJ International Inc.

Part B — Details of the Company

1. Name	:	Enzo Jewelry Inc.

2. Company Number	:	571808

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	December 12, 2003 ; British Virgin Islands

5. Authorised Share Capital	:	US$50,000.00 divided into 50,000 shares of US$1.00 each

6. Issued Share Capital	:	1 share at a consideration of US$1.00

9,999 shares at a consideration of US$14,999,999

8,000 shares at a consideration of US$12,000,000

2,000 shares at a consideration of US$11,000,000

(Total no. of issued shares: 20,000)

7. Directors	:	NG Hon Tak Ringo

8. Secretary	:	N/A

9. Annual Accounts Date	:	N/A

10. Auditors	:	N/A

11. Shareholders	:	Enzo International Holdings Limited

Part C— Details of the Subsidiaries
(1) Fok Ming Investments Ltd.

1. Name	:	Fok Ming Investments Ltd.

2. Company Number	:	128773

3. Address of Registered Office	:	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Sept 21, 1994, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	AU Ka Man

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(2) Legitimate Hour Investments Ltd.

1. Name	:	Legitimate Hour Investments Ltd.

2. Company Number	:	1008265

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Jan 30, 2006, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(3) Billion Global Investments Ltd.

1. Name	:	Billion Global Investments Ltd.

2. Company Number	:	574622

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Jan 2, 2004, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo
AU Ka Man

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(4) Maxland Enterprise Ltd.

1. Name	:	Maxland Enterprise Ltd.

2. Company Number	:	1491951

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	July 8, 2008, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	AU Ka Man

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(5) Powerfull Holdings Ltd

1. Name	:	Powerfull Holdings Ltd.

2. Company Number	:	1492909

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	July 11, 2008, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(6) Citigood Holdings Ltd.

1. Name	:	Citigood Holdings Ltd.

2. Company Number	:	574606

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Jan 2, 2004, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo
AU Ka Man

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(7) Enzo XUXU Investments Holdings Ltd.

1. Name	:	Enzo XUXU Investments Holdings Ltd.

2. Company Number	:	1505822

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Oct 6, 2008, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	AU Ka Man

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(8) Enzo 999 Investments Holdings Ltd.

1. Name:	Enzo 999 Investments Holdings Ltd.

2. Company Number:	1505678

3. Address of Registered Office:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation:	October 3, 2008 ; British Virgin Islands

5. Authorised Share Capital:	US$50,000.00 divided into 50,000 shares of US$1.00 each

6. Issued Share Capital:	60 shares at a consideration of RMB6,000,000. (Total no. of issued shares: 60)

7. Directors:	NG Hon Tak Ringo

YIH Yu Chuan

8. Secretary:	N/A

9. Annual Accounts Date:	N/A

9. Shareholders:	Enzo Jewelry Inc.

(9) Prime Growth Assets Ltd.

1. Name	:	Prime Growth Assets Ltd.

2. Company Number	:	438456

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	March 28, 2001, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo

8. Secretary	:	N/A

9. Shareholders	:	Enzo Jewelry Inc.

(10) Ming Fok Po Limited

1. Name	:	Ming Fok Po Ltd.

2. Company Number	:	25177

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Aug 14, 2006, Macau

5. Authorised Share Capital	:	MOP $25,000

6. Issued Share Capital	:	MOP $25,000

7. Directors	:	AU Hoi Tsun Peter

8. Secretary	:	N/A

9. Shareholders	:	Fok Ming Investments Ltd.

(11) Lorenzo Crystal Ltd.

1. Name	:	Lorenzo Crystal Ltd.

2. Company Number	:	703464

3. Address of Registered Office	:	Unit 1209, Blk A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, H.K.

4. Date and Place of Incorporation	:	Feb 8, 2000, H.K.

5. Authorised Share Capital	:	HK$10,000

6. Issued Share Capital	:	HK$2

7. Directors	:	NG Hon Tak Ringo

8. Secretary	:	AU Ka Man

9. Shareholders	:	Legitimate Hour Investments Limited

(12) Wheels Bound Investments Ltd.

1. Name	:	Wheels Bound Investments Ltd.

2. Company Number	:	1009663

3. Address of Registered Office	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

4. Date and Place of Incorporation	:	Feb 8, 2006, B.V.I.

5. Authorised Share Capital	:	US$50,000

6. Issued Share Capital	:	US$1

7. Directors	:	NG Hon Tak Ringo
AU Ka Man
YIH Yu Chuan

8. Secretary	:	N/A

9. Shareholders	:	Billion Global Investments Ltd.

(13)

1. Name	:

2. Company Number	:	310115400248584

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Sep 4, 2008

5. Authorised Share Capital	:	HKD500

6. Issued Share Capital	:	HKD500

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	Lorenzo Crystal Ltd.

(14) Lorenzo (Shenzhen) Co. Ltd.

1. Name	:

2. Company Number	:	440301503357926

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Oct 23, 2003

5. Authorised Share Capital	:	HKD14,600

6. Issued Share Capital	:	HKD14,600

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	Wheels Bound Investments Limited

(15) Beijing Rainbow Zhen Ai

1. Name	:

2. Company Number	:	110102010507630

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Sep21, 2007

5. Authorised Share Capital	:	RMB600

6. Issued Share Capital	:	RMB600

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:

(16)

1. Name	:

2. Company Number	:	310000400598781

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	May 15, 2009

5. Authorised Share Capital	:	USD430

6. Issued Share Capital	:	USD430

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	Powerfull Holdings Limited

(17)

1. Name	:

2. Company Number	:	330200500017136

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Jul 19, 2010

5. Authorised Share Capital	:	N/A

6. Issued Share Capital	:	N/A

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:

(18) Wonderful (Shenzhen) Ltd.

1. Name	:

2. Company Number	:	440301503319309

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Jul 28, 2006

5. Authorised Share Capital	:	HKD6,500

6. Issued Share Capital	:	HKD6,500

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	Citigood Holdings Limited

(19)

1. Name	:

2. Company Number	:	440301503389280

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Dec 10, 2010

5. Authorised Share Capital	:	HKD1,000

6. Issued Share Capital	:	HKD200

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	ENZO XUXU Investments Holdings Limited

(20)

1. Name	:

2. Company Number	:	440307503346532

3. Address of Registered Office	:

4. Date and Place of Incorporation	:	Apr 13, 2009

5. Authorised Share Capital	:	RMB1,000

6. Issued Share Capital	:	RMB1,000

7. Directors	:

8. Secretary	:	N/A

9. Shareholders	:	ENZO 999 Investments Holdings Limited

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Schedule 3
Warranties
1.	Group Companies

1.1	Incorporation

Each Group Company is a company duly incorporated or established and validly existing under the laws of its jurisdiction of incorporation.

1.2	Details of the Group Companies

1.2.1 All of the details shown in Schedule 2 relating to the Group Companies are true and accurate and not misleading.

1.2.2 As of the date of this Agreement (but before giving effect to the Recapitalization), the authorized share capital of the Company is US$50,000, divided into 50,000 shares of one class with a par value of US$1.00 each, of which 20,000 of such shares are issued and outstanding, all of which are held by the Vendor.

1.2.3 Following the Recapitalization and immediately prior to Completion, the authorized share capital of the Company shall be US$50,000, divided into 5,000,000 shares of US$0.01 each, of which 1,000,000 shall be designated as Preferred Shares and 4,000,000 shall be designated as Ordinary Shares, of which 913,217 Ordinary Shares and 86,783 Preferred Shares are issued and outstanding, all of which are held by the Vendor.

1.2.4 Other than the Existing Warrants, the Sale Shares, the Subscription Shares, the New Warrants and as expressly contemplated in the Transaction Documents, there are no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any Group Company to issue, sell or otherwise cause to become outstanding any of its capital shares, and there are no outstanding contracts, resolutions, commitments or rights of any kind that could require any Group Company to liquidate, wind-up, make a dividend, repurchase, redeem or otherwise acquire any outstanding capital shares.

1.2.5 All Ordinary Shares and Preferred Shares issued upon issuance on the terms and conditions specified in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right under any provision of the constitutional documents of the Company, or any contract or agreement to which the Company is a party or is otherwise bound.

1.3	Subscription Shares, Sale Shares and Warrant Shares
1.3.1	The Vendor is the legal and beneficial owner of all outstanding Ordinary Shares, free from all Encumbrances.

1.3.2	The Subscription Shares will, upon Completion, be fully paid-up and have the rights and benefits attached thereto under the Restated M&A and will, subject to adjustment, constitute approximately 21.45% of the Company’s allotted and issued share capital on a fully-diluted basis after taking into account the Shares issuable upon conversion of the Preferred Shares and exercise of any outstanding options and warrants excluding the Existing Warrants and the New Warrants. Such Subscription Shares will have been duly authorised and validly allotted and issued upon Completion. The Company has not exercised and will not exercise any lien over such Subscription Shares and there is no outstanding call on any such Subscription Shares, and such Subscription Shares are free from all Encumbrances.

1.3.3	The Sale Shares are fully paid-up and will, upon Completion, have the rights and benefits attached thereto under the Restated M&A and will, subject to adjustment, constitute approximately 6.82% of the Company’s allotted and issued share capital on a fully-diluted basis after taking into account the Shares issuable upon conversion of the Preferred Shares and exercise of any outstanding options and warrants excluding the Existing Warrants and the New Warrants. Such Sale Shares have been duly authorised and validly allotted and issued and will be reclassified as Preferred Shares immediately before Completion. The Company has not exercised any lien over such Sale Shares and there is no outstanding call on any such Sale Shares, and such Sale Shares are free from all Encumbrances.

1.3.4	The Warrant Shares, when issued upon exercise of the New Warrants, will be credited fully paid-up and will rank pari passu with all the Ordinary Shares then outstanding. Such Warrant Shares will be duly authorised and validly allotted and issued and free from all Encumbrances.

1.3.5	Except as expressly contemplated in the Transaction Documents, there are no voting, proxy or similar agreements which relate to the share capital of any Group Company.

1.3.6	Except as expressly contemplated in the Share Purchase Agreement or in the Transaction Documents, neither LJ International nor any Group Company has granted any registration rights to any other Person, nor is LJ International or any Group Company obligated to list any securities of any Group Company on any securities exchange.

1.3.7	The offer, sale and issuance (as applicable) of the Subscription Shares, the Sale Shares and the Warrant Shares are or will be when issued (as applicable), exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, and any other applicable securities laws.

1.3.8	The Existing Warrants are exercisable into an aggregate of 7% of the fully-diluted share capital of the Company (determined at the “share determination time” as defined under such Existing Warrants) and except for the number of Ordinary Shares into which each Existing Warrant is exercisable, contain substantially similar terms as one another.
1.4	Subsidiaries
1.4.1	The Company does not have any subsidiary other than the Group Companies set out in Schedule 2. The existing corporate structure is set out in Schedule 2.

1.4.2	The Company has no interest in, and has not agreed to acquire an interest in, a corporate body other than the Group Companies set out in Schedule 2.

1.4.3	The Company is the beneficial owner, directly or indirectly, of the entire issued or registered capital of all the Group Companies set out in Schedule 2, free from all Encumbrances.

1.4.4	There is no outstanding liability to contribute to the registered capital of any Group Company. All contributions, cooperative conditions and other obligations of the shareholders of the Group Companies have been made and there are no outstanding obligations due in violation of applicable laws and not yet fulfilled by any of the shareholders to the Group Companies.

1.4.5	The entire registered capital of each of the Group Companies has been duly authorised and has been fully paid-up.

1.4.6	There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to the registered capital or unissued capital of any Group Company. No Person has claimed to be entitled to an Encumbrance in relation to the registered capital of any Group Company.
1.5	Pre-Emption, etc.
1.5.1	Other than the Existing Warrants, the Existing ROFRs, the Preferred Shares, the New Warrants and as expressly provided under the Shareholders Agreement, no Person shall call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of any Group Company under any option or other agreement (including conversion rights and rights of pre-emption).

1.5.2	There are no outstanding or authorised stock appreciation, phantom stock, profit participation or similar rights with respect to any Group Company.
1.6	Consents.
1.6.1	All consents from any governmental authority or any other Person required in connection with the valid execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereunder, on the part of any party (other than the Investors) have been duly obtained (or will be obtained by Completion) and are in full force and effect.
1.7	Insolvency, etc.
1.7.1	No order has been made, petition presented, resolution passed or meeting convened for the winding-up (or other process whereby the business is terminated and the assets of the company concerned are distributed among the creditors and/or shareholders or other contributories) of any Group Company. There are no cases or proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction and no events have occurred which, under applicable laws, would justify any such cases or proceedings.

1.7.2	No petition has been presented or other proceedings have been commenced for an administration or judicial management order to be made (or any other order to be made by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by a Governmental Authority) in relation to any Group Company nor has any such order been made.

1.7.3	No receiver (including an administrative receiver), liquidator, judicial manager, trustee or custodian (or equivalent in the relevant jurisdiction) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of any Group Company and no step has been taken for or with a view to the appointment of such a Person.

1.7.4	No Group Company has taken any step with a view to the suspension of payments or a moratorium of any indebtedness or has made any voluntary arrangement with any of its creditors.

1.7.5	No Group Company is insolvent or unable to pay its debts as they fall due.
2.	Accuracy of Information Disclosed to the Investors

All information contained in this Agreement and all other information which has been given in writing by or on behalf of the Warrantors or any Group Company to the Investors or their Representatives in the course of the negotiations leading up to this Agreement or in the course of any due diligence or other investigation carried out by or on behalf of the Investors prior to entering into this Agreement was when given, and remains, true and accurate and not misleading. None of the Warrantors is aware of any fact or matter or circumstance not disclosed in writing to the Investors which renders any such information untrue, inaccurate or misleading or the disclosure of which might reasonably affect the willingness of the Investors to purchase the Sale Shares or the price at or the terms upon which the Investors would be willing to purchase them.

3.	Accounts and Records

3.1	Latest Accounts
3.1.1	The Audited Accounts have been prepared in accordance with applicable law and in accordance with US GAAP so as to give a true and fair view of the assets, liabilities and state of affairs of the relevant Group Company during the periods involved and of the profits or losses for the period concerned and as at the Accounts Date make:
(a)	full provision for all actual liabilities;

(b)	proper provision (or note in accordance with good accountancy practice) for all contingent liabilities; and

(c)	provision reasonably regarded as adequate for all bad and doubtful debts.
3.1.2	The bases and policies of accounting of each Group Company (including depreciation) adopted for the purpose of preparing the Audited Accounts are the same as those adopted for the purpose of preparing the audited accounts of each Group Company for each of the previous three financial years (if applicable).
3.2	Management Accounts
3.2.1	The Management Accounts have been prepared in accordance with the accounting policies used in preparing the Audited Accounts applied on a consistent basis.

3.2.2	The Management Accounts show a fair view of the assets and liabilities of the Group Companies as at the Management Accounts Date and of the profits or losses of the Group Companies for the period ended on the Management Accounts Date.
3.3	Non-Recurring Items, etc.

The profits of each Group Company for the three (3) financial years ended on the Accounts Date of such Group Company as shown by the Audited Accounts and the audited accounts of such Group Company for previous periods delivered to the Investors (and by the Management Accounts for the period between the Accounts Date and the Management Accounts Date) and the trend of profits thereby shown have not (except as disclosed in such accounts) been affected by changes or inconsistencies in accounting practices, by the inclusion of non-recurring items of income or expenditure, by transactions of an abnormal or unusual nature or entered into otherwise than on normal commercial terms or by any other factors rendering such profits for all or any of such periods exceptionally high or low.
3.4	Tax
3.4.1	Full provision or reserve has been made in the Audited Accounts and the Management Accounts for all Tax liable to be assessed, charged or imposed on each Group Company or for which each is or may become accountable in respect of:
(a)	profits, gains or income (as computed for Tax purposes) arising or accruing or deemed to arise or accrue on or before the Accounts Date (or, in relation to the Management Accounts, the Management Accounts Date);

(b)	any Transactions effected or deemed to be effected on or before the Accounts Date (or, in relation to the Management Accounts, the Management Accounts Date) or provided for in the Audited Accounts or the Management Accounts; and

(c)	distributions made or deemed to be made on or before the Accounts Date (or, in relation to the Management Accounts, the Management Accounts Date) or provided for in the Audited Accounts or the Management Accounts.
3.4.2	Proper provision or reserve for deferred Tax in accordance with US GAAP and PRC GAAP (as the case may be) has been made in the Audited Accounts and the Management Accounts.

3.5	Depreciation of Fixed Assets

In the Audited Accounts and the Management Accounts, the fixed assets have been depreciated in accordance with the accounting policies set out in the Audited Accounts.

3.6	Debts

None of the debts receivable or due to any Group Company which are included in the Audited Accounts or which have subsequently arisen has been outstanding for more than six months from its due date for payment or has been released on terms that the debtor has paid less than the full value of its debt and all such debts have realised or will realise in the normal course of collection their full value as included in the Audited Accounts or in the books of the relevant Group Company after taking into account the provision for bad and doubtful debts made in the Audited Accounts. For the avoidance of doubt, a debt shall not be regarded as realising its full value to the extent that it is paid, received or otherwise recovered in circumstances in which such payment, receipt or recovery is or may be void, voidable or otherwise liable to be reclaimed or set aside.

3.7	Borrowings
3.7.1	No Group Company has any outstanding, nor has agreed to create or incur, borrowings or indebtedness in the nature of borrowings.

3.7.2	No Group Company has outstanding any loan capital, nor has it factored any of its debts, nor engaged in any financing of a type which would not be required to be shown or reflected in the Audited Accounts or borrowed any money which it has not repaid.
3.8	Accounting and Other Records

The statutory books, books of account and other records of whatsoever kind of each Group Company are up-to-date and maintained in accordance with all applicable legal requirements on a proper and consistent basis and contain complete and accurate records of all matters required to be dealt with in such books and all such books and records and all other documents (including documents of title and copies of all subsisting agreements to which any Group Company is a party) which are the property of each Group Company or ought to be in its possession are in its possession (or under its control) and no notice or allegation that any is incorrect or should be rectified has been received. All accounts, documents and returns required by law to be delivered or made to any Governmental Authority have been duly and correctly delivered or made.

3.9	Changes Since the Accounts Date

Since the Accounts Date as regards each Group Company:
3.9.1	there has been no material adverse change in its financial or trading position or prospects or turnover and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;

3.9.2	its business has been carried on in the ordinary and usual course, without any interruption or alteration in its nature, scope or manner, and so as to maintain the same as a going concern;

3.9.3	it has not entered into any transaction or assumed or incurred any liabilities (including contingent liabilities) or made any payment not provided for in the Audited Accounts or the Management Accounts, otherwise than in the ordinary and usual course of carrying on its business;

3.9.4	its business has not been materially and adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects. For these purposes, an important customer or source of supply in respect of the Group means one which in either of the two financial years immediately preceding the Accounts Date accounted for 5% or more (in the case of a customer) of the turnover of the Group or (in the case of a source of supply) of the goods, services or equipment supplied to the Group;

3.9.5	no dividend or other distribution has been declared, made or paid to its members, except as provided for in the relevant balance sheet;

3.9.6	no share or loan capital or any other security giving rise to a right over the capital has been allotted or issued or agreed to be allotted or issued;

3.9.7	it has not redeemed or purchased or agreed to redeem or purchase any of its share capital;

3.9.8	it has not made or received any surrender relating to group relief or any surrender of a Tax refund;

3.9.9	no insurance claims have been refused or settled below the amount claimed; and

3.9.10	it has not entered into any unusual, long term and onerous commitments and contracts.
4.	Legal Matters

4.1	Compliance with Laws

Each Group Company has carried on and is carrying on its business and operations in all material respects so that there have been no breaches of applicable laws, regulations and by-laws in each country in which they are carried on and there have not been and are not any breaches by any Group Company of its constitutional documents and there has not been and there is no investigation or enquiry by, or order, decree, decision or judgment of, any Governmental Authority, tribunal or arbitrator outstanding or anticipated against any Group Company or any Person for whose acts or defaults it may be vicariously liable, nor is there any notice or other communication (official or otherwise) from any Governmental Authority, tribunal or arbitrator with respect to an alleged actual or potential violation and/or failure to comply with any such applicable law, regulation, by-law or constitutional document, or requiring it to take or omit any action.

4.2	Licences and Consents

All statutory, municipal and other licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals and authorities (the “Licences”) necessary or desirable for the carrying on of the businesses and operations of each Group Company have been obtained, are in full force and effect and all conditions applicable to any such Licence have been and are being complied with. There is no investigation, enquiry or proceeding outstanding or anticipated which is likely to result in the suspension, cancellation, modification or revocation of any of the Licences. None of the Licences has been breached or is likely to be suspended, cancelled, refused, modified or revoked (whether as a result of the entry into this Agreement or Completion or otherwise).

4.3	Litigation
4.3.1	There is no subsisting, unresolved or unsettled claim for damages made against any Group Company.

4.3.2	No Group Company (nor any Person for whose acts or defaults a Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration (other than as claimant in the collection of debts arising in the ordinary and usual course of its business, none of which exceeds US$50,000) and no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration is pending or threatened by or against any Group Company (or any Person for whose acts or defaults a Group Company may be vicariously liable).

4.3.3	There are no investigations, disciplinary proceedings or other circumstances likely to lead to any such claim or legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration.
4.4	Defective Products

None of the Group Companies has manufactured, sold or supplied products which are, or were, or will become, in any material respect, faulty or defective, or which do not comply in any material respect with any representations or warranties expressly or impliedly made by such Group Company, or with all applicable regulations, standards and requirements.

4.5	Powers of Attorney

None of the Group Companies has given a power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any Person to enter into any contract or commitment or do anything on its behalf, other than (i) any authority to employees to enter into routine trading contracts in the normal course of their duties, and (ii) any authority statutorily granted or given to the Representatives of the Group Companies.

4.6	Filing of Charges

All charges by or in favour of each Group Company have (if appropriate) been registered in accordance with the provisions of applicable laws and regulations or comply with the necessary formalities as to registration or otherwise in any other relevant jurisdiction. The registered particulars of charges over assets of each Group Company are complete and accurate in all respects.

4.7	No Questionable Payments

To the Warrantors’ knowledge after making due enquiries, none of the Representatives of any Group Company has been party to the use of any assets of such Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to (a) political activity or to the making of any direct or indirect unlawful payment to government officials or employees from such assets, (b) the establishment or maintenance of any unlawful or unrecorded fund of group moneys or other assets, (c) the making of any false or fictitious entries on the books or records of such Group Company or (d) the making of any unlawful payment.

4.8	Warranties and Indemnities

None of the Group Companies has nor will at any time prior to Completion have sold or otherwise disposed of any shares or assets in circumstances such that it is, or may be, still subject to any liability (whether contingent or otherwise) under any representation, warranty or indemnity given or agreed to be given on or in connection with such sale or disposal.

5.	Trading and Contractual Arrangements

5.1	Capital Commitments

There are no capital commitments entered into or proposed by any of the Group Companies.

5.2	Debts, Contracts and Arrangements with Connected Persons, etc.
5.2.1	To the Warrantors’ knowledge after making due enquiries, there is no indebtedness (actual or contingent) nor any indemnity, guarantee or security arrangement between any Group Company and any current or former employee, current or former director or any current or former consultant of any Group Company or any Person connected with any of such Persons.

5.2.2	To the Warrantors’ knowledge after making due enquiries, no Group Company is or has been a party to any contract, arrangement or understanding (a) with any current or former employee, any current or former director or any current or former consultant of any Group Company or any Person connected with any of such Persons or (b) in which any current or former employee, any current or former director or any current or former consultant of any Group Company or any Person connected with any of such Persons is interested (whether directly or indirectly).

5.2.5	To the Warrantors’ knowledge after making due enquiries, there are no outstanding, nor have there been during the last three years, any arrangements or understandings (whether legally binding or not) between LJ International or any Group Company, on the one hand, and any Person, on the other hand, who is a shareholder, or the beneficial owner of any interest, in LJ International or a Group Company or in any company in which LJ International and any

Group Company is interested, or any Person connected with any such Person, relating to the management of any Group Company’s business, or the appointment or removal of directors of any Group Company, or the ownership or transfer of ownership or the letting of any of the assets of any Group Company, or the provision, supply or purchase of finance, goods, services or other facilities to, by or from any Group Company, or otherwise howsoever relating to its affairs.
5.3	Effect of Sale of the Sale Shares
5.3.1	Neither entering into, nor compliance with, nor Completion will, or is likely to, cause (i) any Group Company to lose the benefit of any right or privilege it presently enjoys, or (ii) to the Warrantors’ knowledge after making due enquiries, any Person who normally does business with or gives credit to any Group Company not to continue to do so on the same basis, or (iii) to the Warrantors’ knowledge after making due enquiries, any officer or senior employee of any Group Company to leave his employment; and to the Warrantors’ knowledge after making due enquiries, the attitude or action of customers, suppliers, employees and other Persons with regard to any Group Company will not be prejudicially affected thereby.

5.3.2	So far as the Warrantors are aware, there are no circumstances whereby, following a change in the control of the Group or in the composition of the board of directors of any Group Company, any of the principal customers of or suppliers to any Group Company would cease to remain customers or suppliers (as the case may be) to the same extent and of the same nature as prior to the date of this Agreement.

5.3.3	Compliance with this Agreement and the Transaction Agreements does not and will not conflict with or result in the breach of or constitute a default under any agreement or instrument to which any Group Company is now a party or any loan to or mortgage created by any Group Company or relieve any other party to a contract with any Group Company of its obligations under such contract or entitle such party to terminate such contract, whether summarily or by notice, or violate any law or any rule or regulation of any Governmental Authority or any order, writ, injunction or decree of any Governmental Authority affecting any Group Company.
5.4	Contracts
5.4.1	For purposes of this Agreement, a “Material Contract” is any contract, commitment, arrangement, transaction, understanding, obligation or liability of any Group Company or involving the business of any Group Company which is:
(a)	outside the ordinary and usual course of business;

(b)	not wholly on an arm’s length basis;

(c)	of an unusual or onerous nature;

(d)	of a long-term nature (that is, unlikely to have been fully performed in accordance with its terms more than six months after the date it was entered into or undertaken or incapable of termination by such Group Company on six months’ notice or less);

(e)	of a loss-making nature (that is, known to be likely to result in a loss on completion of performance);

(f)	any contract or agreement which cannot readily be fulfilled or performed on time without undue or unusual expenditure of money or effort;

(g)	any contract or agreement which involves, or is likely to involve, the supply of goods or services, the aggregate sales value of which will be more than 5% of turnover of the business of such Group Company for the preceding financial year;

(h)	incapable of termination in accordance with its terms, by such Group Company, on 60 days’ notice or less;

(i)	any contract or agreement which restricts a Group Company’s freedom of action in relation to its normal business activities or materially and adversely affecting its business or assets or pursuant to which a Group Company has agreed not to enter into any line of business in any product or geographic market;

(j)	a joint venture, agency, shareholders’ or partnership arrangement or agreement or similar arrangement or agreement or which is an agreement which purports to regulate, control or otherwise affect the voting or disposition of its shares;

(k)	any agreement (or group of related agreements) for the lease of any property to or from any Person providing for lease payments in excess of US$600,000 per year;

(l)	any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products or other property, or for the furnishing or receipt of services, the performance of which will extend over a period of time of more than one year, result in a material loss to a Group Company, or involve the payment of consideration in excess of RMB6,000,000 during the term of such agreement;

(m)	any agreement (or group of related agreements) under which a Group Company has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any lease obligation, in each case in excess of RMB7,000,000.00 or under which it has granted a security interest on any of its assets, tangible or intangible;

(n)	any profit-sharing, share option, share purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers or employees;

(o)	any collective bargaining agreement; or

(p)	any agreement for the employment of any individual on a full-time, part-time, consulting, secondment or other basis providing annual compensation in excess of RMB1,000,000, or providing severance benefits, or which requires more than thirty-one (31) days’ notice of termination.
5.4.2	Each Material Contract is enforceable according to its terms and is binding on each party thereto and does not violate any applicable laws, rules and regulations. Each Group Company has duly performed all of its obligations under each Material Contract to the extent such obligations to perform have accrued, and no breach or default by any Group Company, or to the knowledge of the Warrantors, any other party with respect thereto, has occurred, or as a result of the execution, delivery and performance of the Transaction Documents will occur.
5.5	Compliance with Agreements

All the contracts and all leases, tenancies, licences, concessions and agreements of whatsoever nature to which any Group Company is a party are valid, binding and enforceable obligations of the parties thereto and the terms thereof have been complied with by such Group Company and, so far as the Warrantors are aware, by all the other parties thereto and there are no circumstances likely to give rise to any breach of such terms, no grounds for rescission, avoidance or repudiation of any of the contracts or such leases, tenancies, licences, concessions or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

5.6	Anti-Trust
5.6.1	No Group Company is a party to any agreement, arrangement or concerted practice or is carrying on any practice which in whole or in part contravenes or is invalidated by any anti-trust, fair trading, consumer protection or similar legislation in any jurisdiction where the Group Company has assets or carries on business or in respect of which any filing, registration or notification is required or is advisable pursuant to such legislation (whether or not the same has in fact been made).

5.6.2	None of the Group Companies has received any notification that proceedings under any applicable anti-trust law have been initiated nor are any such proceedings contemplated by any of the Warrantors or any of the directors of any Group Company nor has any claim been made or threatened alleging any anti-trust law contravention.
5.7	Guarantees, etc.

There is no outstanding guarantee, indemnity, suretyship or comfort (whether or not legally binding) given by or for the benefit of any Group Company.

5.8	Dependence on Individual Suppliers or Customers

Save for the purchase of gold from the Agricultural Bank, neither more than 20% of the aggregate amount of all the purchases, nor more than 20% of the aggregate amount of all the sales, of any Group Company are obtained or made from or to the same supplier or customer (including any Person, firm or company in any way connected with such supplier or customer) nor is any material source of supply to any Group Company, or any material outlet for the sales of any Group Company, in jeopardy or likely to be in jeopardy.

5.9	Commissions and Finder’s Fees

No one is entitled to receive from any Group Company any finder’s fee, brokerage or other commission in connection with the purchase of, or subscription for, shares in such Group Company, except for fees payable by LJ International and, in the event such fees can be capitalized, by the Group to Gracious Partners Limited and Worldwide Gateway Co., Ltd. in connection with the transactions contemplated under this Agreement (and previously disclosed to the Investors) and, in the case of Worldwide Gateway Co., Ltd., in consideration for its irrevocable waiver of all of its rights, title and interest in, to and under the Existing ROFR.

5.10	Business of the Company

The Company’s only business is as a holding company of the Subsidiaries and the Company does not conduct any other business or activities.

6.	Tax Matters

6.1	Returns, Information and Clearances
6.1.1	All Tax Returns, computations, notices and information made or provided or required to be made or provided by each Group Company for any Tax purpose have been made or given within the requisite periods and on a proper basis and when made were true and accurate and are up to date and none of them is or is likely to be the subject of any dispute with any Tax authority.

6.1.2	No Group Company has effected any Transactions in respect of which any consent or clearance from the Inland Revenue Department or other Tax authorities was required or required to be sought.

6.1.3	None of the Group Companies is currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Government Authority in a jurisdiction where the Group Companies do not file Tax Returns that any of the Group Company is or may be subject to taxation by that jurisdiction.
6.2	Payments

Each Group Company has paid all Tax, including provisional Tax, which it has become liable to pay on or before the date of this Agreement.

6.3	Penalties

To the Warrantors’ knowledge after making due enquiries, within the period of seven (7) years prior to the date of this Agreement, none of the Group Companies has, nor any director or officer of such Group Company, has paid or become liable to pay any fine, penalty, surcharge or interest in relation to Tax.

6.4	Tax Claims, Liabilities and Reliefs
6.4.1	In respect of any matters relating to Tax, no Group Company (either alone or jointly with any other Person) has, or at Completion will have, an outstanding entitlement to make: any claim (including a supplementary claim) for relief; any election, including an election for one type of relief, or one basis, system or method of Tax, as opposed to another; any appeal or further appeal against an assessment to Tax; any application for the postponement of, or payment by instalments of, Tax; or to disclaim or require the postponement of any allowance or relief.

6.4.2	No relief (whether by way of deduction, reduction, set-off, exemption, postponement, roll-over, hold-over, repayment or allowance or otherwise) from, against or in respect of any Tax has been claimed and/or given to any Group Company which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act, omission, event or circumstance arising or occurring at or at any time after Completion.

6.4.3	None of the Group Companies is nor may it become liable to pay, or make reimbursement or indemnity in respect of, any Tax (or amounts corresponding thereto) in consequence of the failure by any other Person to discharge such Tax within any specified period or otherwise, where such Tax relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) prior to Completion.

6.4.4	No Group Company has taken any action which has had, or will have, the result of altering, prejudicing or in any way disturbing any arrangement or agreement which it has previously had with the Inland Revenue Department or other Tax authorities.

6.4.5	There is no agreement, arrangement or election between any Group Company and the Inland Revenue Department or other Tax authorities pursuant to which the relevant Group Company is authorised not to comply with what, but for such agreement or arrangement, would be its statutory obligations.

6.4.6	None of the Group Companies owns nor has agreed to acquire, any asset, nor has received or agreed to receive any services or facilities (including, without limitation, the benefit of any licences or agreements), the consideration for the acquisition or provision of which was or will be in excess of its market value, or otherwise than on an arm’s length basis.

6.4.7	None of the Group Companies has disposed nor has it agreed to dispose of any asset, nor has it provided or agreed to provide any services or facilities (including, without limitation, the benefit of any licences or agreements), the consideration for the disposal or provision of which was or will be less than its market value, or otherwise than on an arm’s length basis.

6.4.8	None of the Group Companies has incurred a loss on the disposal or deemed disposal of an asset other than trading stock in relation to which its ability to set the whole of that loss against any chargeable gain arising in the same or a later accounting period is or may be restricted or excluded.

6.4.9	No act or Transaction has been or will, on or before Completion, be effected by any Group Company, the Warrantors or any other Person (including the sale of the Sale Shares), in consequence of which any Group Company is or may be held liable for Tax primarily chargeable against some other Person.

6.4.10	None of the Group Companies has received notice of any proposed or determined Tax deficiency or assessment from any Governmental Authority. As of the date hereof there are no audits, examinations, requests for information or other administrative proceedings pending or threatened with respect to any of the Group Companies.
6.5	Tax Residence

Each Group Company has been resident for Tax purposes in its jurisdiction of incorporation and nowhere else at all times since its incorporation and will be so resident at Completion.

6.6	Deductions and Withholdings

Each Group Company has complied in all respects with all material statutory provisions relating to Tax and requiring the deduction of Tax from any payment made by it, and has properly accounted for, and remitted or paid to the relevant Tax authority in the relevant jurisdiction within the time required.

6.7	Anti-Avoidance Provisions

None of the Group Companies has since its incorporation engaged in, or been a party to, any transaction or series of transactions or scheme or arrangement of which the main purpose, or one of the main purposes, was or could be said to be the avoidance of, or deferral of or a reduction in the liability to, Tax.

6.8	Stamp Duty

All documents to which each Group Company is a party or which form part of such Group Company’s title to any asset or in the enforcement of which such Group Company is or may be interested which are subject to stamp or similar duty have been duly stamped and, where appropriate or necessary, adjudicated.

6.9	Certain U.S. Tax Matters

The Company will not be a “passive foreign investment company” nor “United States real property holding corporation” as defined in the U.S. Internal Revenue Code of 1986, as amended, in the taxable year that includes the date of the Completion and in the foreseeable future.

7.	Assets (Other than the Properties and Intellectual Property)

7.1	Title to Assets
7.1.1	All assets (other than the Properties and Intellectual Property) of each Group Company, including all debts due to each Group Company which are included in the Audited Accounts or have otherwise been represented as being the property of or due to such Group Company or at the Accounts Date used or held for the purposes of its business, were at the Accounts Date the absolute property of such Group Company and (save for those subsequently disposed of or realised in the ordinary and usual course of business) all such assets and all assets and debts which have subsequently been acquired or arisen are the absolute property of such Group Company and none is the subject of any assignment or Encumbrance or the subject of any factoring arrangement, hire purchase, conditional sale or credit sale agreement.

7.1.2	All such assets are, where capable of possession, in the possession of or under the control of the relevant Group Company or the relevant Group Company is entitled to take possession or control of such assets.
7.2	Sufficiency of Assets

The property, rights and assets owned or leased by each Group Company and the facilities and services to which such Group Company has a contractual right comprise all the property, rights, assets, facilities and services necessary or convenient for the carrying on of the business of each Group Company fully and effectively in and to the extent to which it is presently conducted.

7.3	Inventory
7.3.1	The inventory currently held is not excessive but is adequate in relation to the current trading requirements of the Group, is in good, undamaged and merchantable condition, is not obsolete, slow-moving or inappropriate and is capable of being sold in the ordinary and usual course of business in accordance with its current price list, without rebate or allowance to a Investor.

7.3.2	All of the inventory of the Group reflected in the Audited Accounts and/or the Management Accounts was in existence at the respective date thereof. All such inventories were valued at the lower of cost or net realizable value and were determined in accordance with US GAAP and PRC GAAP (as the case may be).
7.4	Plant and Machinery, etc.
7.4.1	The plant, machinery, vehicles and all other equipment owned or used in connection with the business of any Group Company:
(a)	are (subject to normal wear and tear) in good repair and condition and reasonable working order having regard to their age and use;

(b)	have been regularly and properly maintained where such maintenance is usually required;

(c)	are not dangerous, obsolete, inefficient or surplus to requirements and are in the possession and control of the relevant Group Company and are not expected to require replacements or additions at a cost in excess of RMB5,000,000 within 12 months from the date of this Agreement; and

(d)	are capable and will (subject to normal wear and tear) remain capable throughout the respective periods of time during which they are written down to a nil value in the accounts of the relevant Group Company of doing the work for which it was designed or purchased.
7.4.2	Maintenance contracts are in full force and effect in respect of all assets of each Group Company which it is normal or prudent to have maintained by independent or specialist contractors and in respect of all assets which such Group Company is obliged to maintain or repair under any agreement; and all such assets have been maintained regularly to a good technical standard and in accordance with safety regulations usually observed in relation thereto and in accordance with the terms of any leasing or other agreement.
7.5	Insurance
7.5.1	All assets of each Group Company which are capable of being insured have at all material times been and are at the date of this Agreement insured to the full replacement value thereof against fire and other risks normally insured against by Persons carrying on similar businesses or owning assets of a similar nature and each Group Company has at all material times been and is at the date of this Agreement adequately insured against accident, physical loss or damage, confiscation or expropriation of any of its assets by any Governmental Authority, third party liability (including product liability), environmental liability (to the extent that insurance is readily available) and other risks normally covered by insurance by Persons carrying on such businesses.

7.5.2	In respect of all such insurances referred to in paragraph 7.5.1 of this Schedule 3:
(a)	all premiums and any related insurance premium taxes have been duly paid to date;

(b)	all the policies are in full force and effect and no act, omission, misrepresentation or non-disclosure by or on behalf of any of the Group Companies has occurred which makes any of these policies voidable, nor have any circumstances arisen which would render any of these policies void or unenforceable for illegality or otherwise, nor has there been any breach of the terms, conditions and warranties of any of the policies that would entitle insurers to decline to pay all or any part of any claim made under the policies;

(c)	there are no special or unusual limits, terms, exclusions or restrictions in any of the policies and the premiums payable are not in excess of the normal rates and no circumstances exist which are likely to give rise to any increase in premiums;

(d)	there are no claims made for more than US$50,000 during the period of three years preceding the date of this Agreement; and

(e)	no claim is outstanding, unpaid or in dispute and no circumstances exist which are likely to give rise to any claim.
7.6	Absence of Undisclosed Liabilities

There are no liabilities (including contingent liabilities) of the Group Companies which are outstanding on the part of each Group Company, other than (a) liabilities disclosed or provided for in the Audited Accounts or the Management Accounts or (b) liabilities incurred in the ordinary and usual course of business since the Accounts Date, none of which is material.

8.	Intellectual Property and Information Technology

8.1	Ownership, etc.
8.1.1	The Company owns or has licence to use all Intellectual Property or Information Technology which it requires to use for its business.

8.1.2	All Business IPR is:
(a)	legally and beneficially owned solely by the relevant Group Company or lawfully used with the consent of the owner under a license;

(b)	valid, subsisting and enforceable;

(c)	in the case of Business IPR owned by a Group Company, to the Warrantors’ knowledge after making due enquiries, not being infringed or used without authorisation (nor has such infringement or use been threatened) by any Person and such Intellectual Property has not been infringed at any time during the preceding three years;

(d)	not subject to any Encumbrance;

(e)	in the case of Business IPR owned by a Group Company, capable of transfer with full title guarantee and not subject to any licence or authority in favour of another; and

(f)	not infringing the Intellectual Property of any third party, and no claims have been made and no applications are pending which if pursued or granted might be material to the truth and accuracy of any of the above.

8.2	Registered IPR

In respect of all registered Intellectual Property, all renewal fees which are due and steps required for their maintenance and protection have been paid and taken.

8.3	Processes, etc.

The processes employed, the businesses conducted by each Group Company and the products and services dealt in by each Group Company do not use, embody or infringe any rights or interests of third parties in Intellectual Property or Information Technology (other than those belonging to or licensed to any of the Group Companies) and no claims of infringement of any such rights or interest have been made by any third party.

8.4	Licences
8.4.1	All licences to any of the Group Companies of Intellectual Property and Information Technology and all agreements relating to Information Technology entered into by the Group Companies are valid and in full force and effect, no notice having been given on either side to terminate them, the obligations of all parties have been fully complied with, no disputes have arisen or are foreseeable in respect thereof and where such licences are of such a nature that they could be registered with the appropriate Governmental Authorities and where such registration would have the effect of strengthening the rights of any of the Group Companies, they have been so registered.

8.4.2	In respect of those licences or authorisations referred to in paragraph 8.1.5 of this Schedule 3, there is no current or threatened breach by any of the contracting parties.
8.5	Preservation of Business IPR

Each of the Group Companies has taken all steps to preserve the Business IPR including, but not limited to, taking all reasonable steps to preserve the confidentiality of all know-how, confidential information and trade secrets used in the business of the Group, including ensuring that all such know-how, information and secrets are fully documented and held in a secure location in the possession or control of any of the Group Companies, are only disclosed to such employees and other Persons to whom disclosure is necessary in the normal conduct of the business of the Group and on the basis that such disclosure is to be treated as being of a confidential nature.

8.6	No Assertion of Moral Rights

No moral rights have been asserted or are likely to be asserted which would affect the value or use of any of the Intellectual Property in the business of the Group and none of the Group Companies is engaged in any activities which infringe any moral rights belonging to any third party.

8.7	Proceedings

Neither the validity or subsistence of the Business IPR, nor the right, title and interest of any of the Group Companies in the Business IPR, is the subject of any current pending or threatened challenge, claim or proceedings, including for opposition, cancellation, revocation or rectification. The Business IPR has not during the period of three years prior to the date of this Agreement been the subject of any such challenge, claim or proceedings, and there are no facts or matters which might give rise to any such challenge, claim or proceedings.

8.8	Assignment of Business IPR

Any independent contractor or Person commissioned by any of the Group Companies who, either alone or with others, creates, develops, invents or has created, developed or invented, Business IPR for any of the Group Companies, and all employees as a matter of course, have entered into a written agreement with the relevant Group Company which obliges them to assign such Business IPR to the relevant Group Company.

8.9	Misuse of Confidential Information

None of the Group Companies is engaged in any activities in the business of the Group which involve the misuse of any confidential information belonging to any third party, nor does any of the Group Companies otherwise have in its possession or control any such confidential information without license or authority of the relevant owner.

8.10	No Wrongful Acquisition of Business IPR

None of the Business IPR owned by any Group Company has been wrongfully or unlawfully acquired by any of the Group Companies. No claim under any warranty contained in such documentation has been made or intimated nor are there any grounds on which any such claim could be made.

8.11	Infringement of Third Party Intellectual Property

None of the Group Companies is engaged in any activity which infringes any Intellectual Property belonging to any third party.

8.12	Sufficiency of Business IPR

The Business IPR comprises all the rights and interests in Intellectual Property necessary or convenient for the carrying on of the business of the Group in and to the extent which it is presently conducted.

8.13	Domain Names
8.13.1	None of the Group Companies is engaged in any activities involving the business of the Group which infringe or otherwise involve the misuse or unauthorised use of any rights in Internet domain names of any level registered in the name of or belonging to any third party or which give any third party the right to sue for passing off. None of the Domain Names has been wrongfully or unlawfully registered or acquired by any of the Group Companies. No claim under any warranty contained in such documentation has been made or intimated nor are there any grounds on which such claim could be made.

8.13.2	Each of the Group Companies has taken all steps open to it to preserve its rights to use the Domain Names.

8.14	Business IT
8.14.1	All Business IT is legally and beneficially owned by the relevant Group Company or lawfully used or possessed by the relevant Group Company with the consent of the owner under a license or lease.

8.14.2	There are no and, in the three years prior to the date of this Agreement, there have been no bugs or viruses, logic bombs or other contaminants in or failures or breakdowns of any computer hardware or software or any other Business IT equipment used in connection with the business of the Group which have caused any materially adverse disruption or interruption in or to the business of the Group.

8.14.3	The Business IT is covered by warranty and/or maintenance and/or support arrangements which are adequate for its requirements and sufficient to remedy or compensate any material defect.

8.14.4	In the event that the Persons providing maintenance or support services for the Business IT cease or are unable to do so, each of the Group Companies has all the necessary rights and information to continue to maintain and support or have a third party maintain or support the Business IT.

8.14.5	The Group Companies have in place a fully documented disaster recovery plan in respect of damage to or destruction of some or all of the Business IT which would permit all of the critical functions of the Group Companies to be restored within 24 hours and the balance of the functions to be restored within 48 hours. The Group Companies have tested the disaster recovery plan in the last 12 months and that test resulted in full restoration of those functions within the timescales stated above.

8.14.6	The Group Companies have prudent procedures in place to ensure the security of the Business IT and data stored on it, including, without limitation, an effective firewall, encryption software, properly administered and run password protection, virus checking software and procedures for taking and storing back-up copies of software and all data stored on the Business IT, and no unauthorized access, amendment or damage to such data has taken place during the last three years.

8.14.7	All license agreements pursuant to which any software owned by any third party is used in connection with the business of the Group are valid and in full force and effect.

8.14.8	All software used in the business of the Group that is (a) licensed from a third party pursuant to a written license agreement, or (b) developed within the scope of their employment by employees of any of the Group Companies and such employees have assigned all their rights to such software to the relevant Group Company and have waived all of their rights under law or otherwise to such software, or (c) developed by independent contractors who have assigned all their rights to such software to the relevant Group Company pursuant to written agreements, or (d) acquired by the relevant Group Company from a third party pursuant to a written agreement in which such third party has expressly assigned its rights to such software to the relevant Group Company, or (e) otherwise obtained by or via other lawful means. No royalties or other payments of any kind are due or will become due to any party in respect of any part of such software.

8.14.9	The Business IT performs efficiently in accordance with its specifications and does not contain any defect or feature which may materially and adversely affect the performance of the business of the Group Companies.

8.14.10	The Business IT is substantially adequate for the current requirements of the business of the Group in terms of functionality and performance.

8.14.11	No action will be necessary to enable the Business IT to continue to be used in the business of the Group to the same extent and in the same manner as it has been used up to and including the date of this Agreement.
8.15	Software
8.15.1	With respect to all agreements, arrangements and understandings to which any Group Company is party or by which it is bound, or has during the period of three years prior to Completion been party or bound, for the design, writing, programming, development, supply or installation of computer software or hardware or the like:
(a)	all computer software has been designed, written, programmed and developed in accordance with computer methodologies that are generally recognised in the industry;

(b)	where a Group Company has the obligation to provide computer software or hardware that conforms to a particular specification, the Group Company has the technical and other capabilities and the human and material resources to produce computer software that satisfies such specifications; and

(c)	where such agreements, arrangements and understandings have been completed, all computer software or hardware that has been supplied or installed has been fully accepted, no money owing to the Group Company has been retained and no complaint or claim has been received by the Group Company in relation to any computer software or hardware.
8.15.2	(a) In the paragraph, the expression the “Software” means all of the computer programs currently used by a Group Company.

(b)	The Software includes all computer programs and software used or supplied in or in connection with the business of a Group Company during the preceding period of three years (whether owned by the relevant Group Company, licensed to the relevant Group Company by a third party or sub-licensed by the relevant Group Company pursuant to a licence agreement from a third party).

(c)	No property rights of any Group Company in the Group Software have been sold, assigned, licensed or disposed of to any party other than by the granting of non-exclusive licences to customers of the Group Companies in the ordinary course of business. There is no current or threatened breach of any such licences by any of the Group Companies’ licensees.

(d)	All source codes, tapes, indices, descriptive memoranda, original listings, development and working papers, calculations and any other documents or media necessary conclusively to prove authorship and ownership of copyright in the Group Software are in the possession custody or control of the relevant Group Company.

(e)	No Group Company is party to any agreement, arrangement or understanding requiring the Group Company to place in escrow, or otherwise to permit any third party to use or have access to the source code to any of the Group Software.

(f)	No Group Company has at any time had any dispute with any Person relating to proprietary or other rights in or to the Group Software. All licences relating to the Group Software are in full force and effect and no Group Company is aware of any breach by its licensees of any terms of any such licences.

(g)	The Group Companies are entitled to use and, where indicated, to grant sub-licences to third parties to use the Software pursuant to licences and/or consents granted to the Group Company by the owner or licensee of the Third Party Software. All such licences are in full force and effect. All royalties and other payments have been paid when due and there has been no act or default by any Group Company or, where appropriate, its sub-licensees or any other Person which may in any way result in such licences being terminated or a Group Company being unable to obtain any benefit under such licences.

(i)	The Group Companies, where entitled, have access to the source code of the Third Party Software in terms of source code deposit agreements between the owner(s) of the copyright in the Third Party Software and reputable deposit agents.
8.15.3	The Software is fit in all respects for its intended purpose, works in all respects in accordance with its specifications and user or other manuals, does not contain any defect or feature which does or may adversely affect its performance or the performance of any other software and is sufficient to fulfil all commitments entered in by a Group Company to carry out its business. No Group has at any time had any dispute with any Person relating to the functionality, quality or fitness or purpose of the Software or relating to its compliance with its specifications or with any warranties given by a Group Company or any other Person relating to it.

8.15.4	The Group Companies have taken all reasonable steps to ensure that the Software is free of any virus and there are no grounds for believing that any virus has or will come into contact with the Software.

9.	Leased Properties

9.1	Properties
9.1.1	The Company does not lease, occupy or own any premises or land other than the Leased Properties.

9.1.2	The Leased Properties comprise all of the premises occupied or otherwise used in connection with the business of the Group.
9.2	Leases
9.2.1	The title of the landlord to each of the Leased Properties has been investigated and found to be satisfactory.

9.2.2	Any consent necessary for the grant of any of the Leases was duly obtained and a copy of such consent is with the documents of title.

9.2.3	All the Leases have been duly registered with the applicable local real estate authorities (if necessary) and all such registrations are valid and in full force and effect.

9.2.4	There is no material subsisting breach, nor any material non-observance of any covenant, condition or agreement contained in any Lease on the part of either the relevant landlord or the relevant Group Company.

9.2.5	No landlord has refused to accept rent or made any complaint or objection and the receipt for the payment of rent which fell due immediately prior to the date of this Agreement is unqualified.

9.2.6	There are no restrictions in any of the Leases which prevent any of the Leased Properties from being used now or in the future for the present use.

9.2.7	None of the Leases is expressed to be subject to any rights of re-entry on the liquidation of the tenant (whether compulsory or voluntary) or on any other ground except non-payment of rent or breach of covenant by the tenant.

9.2.8	There is no right for any landlord to determine any of the Leases before the expiry of the contractual term other than by forfeiture.

9.2.9	No alterations have been made to any of the Leased Properties at the expense of any of the Group Companies without all necessary consents and approvals and all such alterations to any of the Leased Properties are to be disregarded on rent reviews and do not have to be reinstated at the expiry of the term of the Lease.

9.2.10	The tenant can assign or underlet the whole of any of the Leased Properties subject only to obtaining the landlord’s consent (such consent not to be unreasonably withheld whether expressly or by statute) and which may be combined with a requirement to obtain a direct covenant from the assignee and to procure a guarantee (wherever reasonable) in favour of the landlord from the assignee or current tenant.

9.2.11	None of the Leases contain any unusual or objectionable covenants or agreements having regard to the use to which any of the Leased Properties is currently put.
10.	Employment and Retirement Schemes

10.1	Employees and Terms of Employment
10.1.1	No Group Company has, maintained or adopted any share incentive schemes, share option schemes, profit sharing schemes, bonus or other incentive arrangements for or affecting any employees other than the ESOP.

10.1.2	All employees engaged in connection with the business of the Group within 12 months prior to the date of this Agreement were employed by a Group Company. To the Warrantors’ knowledge after making due enquiries, all such employees are employed exclusively and productively in the business of the Group and none is required to perform employment duties for any other Person.

10.1.3	There are no existing service or other agreements or contracts between any Group Company and any of its directors or executives or employees which cannot be lawfully terminated by three calendar months’ notice or less without giving rise to any claim for damages or compensation other than a statutory redundancy or severance or long service payment, and each Group Company has complied with all its obligations under all ordinances, statutes and regulations, codes, orders and awards in connection with its employees and with all collective agreements with respect to trade unions or to employees of such Group Company.

10.1.5	No changes to the contracts or agreements with the directors of any Group Company have been made or proposed, whether by such Group Company or employee or consultant of such Group Company since the Accounts Date.

10.1.6	There are no proposals to terminate the employment or consultancy of any of the employees or consultants of any Group Company or to vary or amend their terms of employment or consultancy (whether to their detriment or benefit).

10.1.7	No term of employment of any employee of any Group Company provides that a change in control of any Group Company (however change of control may be defined, if at all) shall entitle the employee to treat the change of control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

10.1.8	None of the Group Companies have either given notice of any redundancies or lay offs nor started consultations with any independent trade union or employees’ representatives regarding redundancies, lay offs or dismissals within the period of one year prior to the date of this Agreement. No circumstances have arisen under which any Group Company is likely to be required to pay damages for wrongful dismissal, to make any statutory severance, redundancy or long service payment or to make or pay any compensation for unreasonable dismissal or to make any other payment under any employment protection legislation or to reinstate or re-engage any former employee.
10.2	Payments on Termination
10.2.1	Except as disclosed in the Audited Accounts:
(a)	no liability has been incurred by any Group Company for breach or termination of any contract of employment or consultancy with an employee or consultant including, without limitation, severance payments, protective awards, compensation for wrongful dismissal or unfair dismissal or otherwise or for failure to comply with any order for reinstatement or re-engagement of any employee; and

(b)	no Group Company has made or agreed to make any payment or provided or agreed to provide any benefit to any employee or former employee or any dependant of any such employee or former employee in connection with the actual or proposed termination or suspension of employment or variation of any employment contract of any such employee or former employee.
10.2.2	There are no claims pending or threatened, or capable of arising, against any Group Company:
(c)	by an employee or third party in respect of an accident or injury which is not fully covered by insurance; or

(d)	by an employee or director in relation to the terms and conditions of his employment or appointment.
10.2.3	Each Group Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with:
(a)	all obligations imposed on it by all statutes, rules and regulations, codes of conduct and practice (including without limitation those relating to prior approval for flexible working hour arrangements) relevant to the relations between it and its employees or any trade union and has maintained current adequate and suitable records regarding the service of each of its employees;

(b)	all collective agreements and customs and practices for the time being dealing with such relations or the conditions of service of its employees; and

(c)	all relevant orders, declarations and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of its employees.
10.3	Trade Disputes

No Group Company is involved in, and there are no circumstances likely to give rise to, any industrial or trade dispute or any dispute or negotiation regarding a claim of material importance or the dismissal, suspension, disciplining or varying of terms or conditions of employment of any present or former employee with any trade union or association of trade unions, works council, staff association or other similar organization or other body (in any such case whether or not recognized by any Group Company for collective bargaining or other negotiating purposes) representing any employees.

10.4	Incentive Schemes/Employee Benefits

The Vendor has provided to the Investors copies of the rules and other documentation relating to all social welfare, housing fund, labour union, share incentive schemes, share option schemes, profit sharing schemes, bonus or other incentive arrangements for or affecting any employees or other workers or former employees or former workers of any of the Group Companies, together with full details of all awards and options granted and the total potential liability in respect of such award or options.

10.5	Retirement Schemes

Each Group Company has, in respect of its employees, operated, participated in and/or maintained such retirement provident pension superannuation schemes or similar arrangements as shall be mandated by the applicable law, rules and regulations and has at all times complied with the requirements of such applicable law, rules or regulations and any orders or other requirements of the relevant governmental, regulatory or supervisory bodies or authorities, and shall continue to so comply up to Completion Date.

11.	Data Protection

11.1	The Company has notified in writing all customers, employees and other Persons in respect of whom it holds personal data of the purposes for which it has collected, holds and will use such data. The Company has adequate security procedures in place to prevent unauthorised access, amendment or damage to personal data held, recorded, stored, maintained or operated by the Company or on behalf of the Company by any third party, and no unauthorised access, amendment or damage to such data has taken place during the three year period preceding the date hereof. The Company has complied in full with requests from data subjects to be provided with copies of relevant data and/or requesting correction of such data, save that any refusal of such request has been made only in circumstances in which the Company was legally entitled to refuse to comply with such request and has been recorded in a log book then and now maintained by the Company for such purpose.

11.2	The Company is duly registered under any applicable legislation relating to the maintenance of personal data on computer or otherwise and all due and requisite fees in respect of the Company’s registration have been paid. The details contained in such registrations are correct, proper and suitable for the purposes for which the Company holds or uses the personal data which is the subject of such registrations.

11.3	The Company has security procedures in place to prevent unauthorised access, amendment or damage to the Company’s data or the data of third parties held, recorded, stored, maintained or operated by the Company or on behalf of the Company by any third party, and no unauthorised access, amendment or damage to such data has taken place during the three year period preceding the date of this Agreement.

12.	Customs Declarations

As far as the Warrantors are aware, all declarations, returns and information made or given by a Group Company to any relevant authorities in connection with the import or export of any products, components or raw materials are correct in all material respects and the Group Company has complied with all legislation in all material respects relating to the import and export of products, components or raw materials and to all customs and excise matters, and all customs and import taxes payable by the Group Company have been paid in full. No Group Company has sustained, incurred or suffered any Costs and no Group Company is reasonably expected to sustain, incur or suffer any Costs as result of or arising from any penalties, charges, costs and interest imposed on or payable by any Group Company relating to any under-reporting of import taxes by dealer(s) of the Group. As far as the Warrantors are aware, there are no written final or proposed assessments from the customs authority.

13.	Environmental Matters

Each Group Company has obtained all statutory, municipal and other licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals and authorities (the “Environmental Licences”) that are necessary or desirable pursuant to any environmental law or regulation applicable to any Group Company in connection with the businesses and operations of each Group Company, and such Environmental Licences are in full force and effect and all conditions applicable to any such Environmental Licences have been and are being complied with. Each Group Company has at all times complied with the material terms and conditions of its Environmental Licenses. There are no threatened or pending, civil or criminal actions, notices of violations, investigations, administrative proceedings or written communications from any regulatory authority under any applicable environmental laws or regulations against any Group Company nor are the Warrantors aware of any facts or circumstances which may give rise to the same. As far as the Warrantors are aware, no Group Company has received any complaint from any third party (including any employee of any of Group Company or governmental, regulatory, supervisory or administrative body) with regard to any breach by any Group Company of any applicable environmental laws or regulations.

Schedule 4
Best Practices/Ethics
The Company shall observe the following guiding principles:
•	To be open and honest in all its dealings, while respecting commercial and personal confidentiality.

•	To be objective, consistent and fair with all its stakeholders.

•	To be a good corporate citizen, demonstrating integrity in each business and community in which it operates.

•	To respect the dignity and well-being of all its people and those with whom it is involved.

•	To operate professionally in a performance-orientated culture and be committed to continuous improvement.
BUSINESS INTEGRITY
Objectives
•	To exhibit honesty, integrity, fairness and respect in all its business dealings.

•	To enhance the good reputation of the Company.

•	To manage its affairs prudently and with due skill, care and diligence.
Policy
The Company’s policy is to:
•	comply with all applicable laws;

•	deal with regulators in an open and co-operative manner;

•	prohibit all employees from making or receiving gifts of substance in the course of business;

•	prohibit the making of payments as improper inducement to confer preferential treatment on the Company, its agents or advisers;

•	properly record, report and review financial and tax information;

•	clearly define responsibilities, procedures and controls;

•	only use information received from its partners in the best interest of the business relationship and not for personal financial gain by any employee; and

•	prohibit contributions to political parties or political candidates.
The Company will uphold high standards of business integrity and honesty and operate in accordance with local and international laws and good practice, including those intended to prevent extortion, bribery and financial crime.
SOCIAL ISSUES
Objectives
•	To treat fairly all employees and contractors and to respect their dignity, well-being and diversity.

•	To be objective, consistent and fair with all stakeholders.

•	To work towards full compliance with the International Labour Organisation Fundamental Conventions and with the United Nations Declaration of Human Rights.
Policy
The Company will:
•	comply with local law (as a minimum);

•	take account of their impact on employees, contractors, the local community and all others affected by their operations (through appropriate consultation, and through a formal Social Impact Assessment in cases involving resettlement, cultural property, indigenous peoples, non-local labour or other issues where the negative impact could be significant) and take steps to mitigate any risks;

•	not employ forced labour of any kind;

•	not employ harmful child labour;

•	pay wages which meet or exceed industry or legal national minima and are sufficient to meet basic needs;

•	treat employees fairly in terms of recruitment, progression, terms and conditions of work and representation, irrespective of gender, race, colour, disability, political opinion, sexual orientation, age, religion, or social or ethnic origin; and

•	allow consultative work-place structures and associations which provide employees with an opportunity to present their views to management.

ENVIRONMENTAL
Objectives
•	To protect the environment.

•	To encourage the efficient use of natural resources.

•	To promote the improvement of the environment wherever possible.
Policy
The Company will:
•	take account of the environmental impact of their operations (through a formal Environmental Impact Assessment in cases involving loss of biodiversity or habitat, climate change, water or air quality, substantial solid waste and other issues where the negative impact could be significant) and take steps to mitigate any risks;

•	ensure that its operations in respect of environmental matters are designed and operated in compliance with local law (as a minimum); or

•	ensure that its operations in respect of environmental matters are designed and operated according to World Bank standards for the activity concerned (where relevant) if these are more stringent than local legislation, unless there is a clear reason for accepting a different standard in which case this will be formally recorded; and

•	take account of relevant international environmental agreements.
HEALTH AND SAFETY
Objectives
•	To attain safe and healthy working conditions for employees and contractors of all businesses.

•	To safeguard the health and safety of all those affected by the Company.
Policy
The Company will:
•	comply with local law (as a minimum);

•	in the absence of a local legal framework, take account of the recommendations of the following World Bank documents (where relevant):
▪	Occupational Health and Safety Guidelines for specific industries (issued September 1998)

▪	Health and Safety Guidelines — General (issued September 1995);
•	assess the specific risks arising from work activities and introduce measures to eliminate or reduce those risks.
PROCEDURES TO DELIVER THE POLICIES
In order to implement the policies effectively, the Company will:
•	monitor progress against any such action plans on an annual basis through reports prepared by managers;

•	continue to adopt, amend and implement policies as appropriate relating to the environmental, health and safety, and social issues, particularly where the business entails specific risks;

•	work towards continuous improvement in these areas; and

•	audit the implementation of the policies and procedures on an ongoing basis, using both internal and external sources.
To demonstrate the implementation of the policies, the Company will:
•	report annually on the implementation of its procedures;

•	report annually on the performance of its portfolio against its policies; and

•	set targets for improvement.

Schedule 5
Leased Properties
See attachment.

Schedule 6
Disclosure Schedule
This Disclosure Schedule forms an inseparable part of the Agreement. This is the Disclosure Schedule referred to in the Agreement and constitutes formal disclosure to the Investors for the purposes of the Agreement of the facts and circumstances specified herein which are or may be inconsistent with the representations, warranties and acknowledgments given by the Warrantors in Schedule 3 of the Agreement (collectively, the “Warranties” and each, a “Warranty”). Such facts and circumstances, to the extent fairly disclosed with reasonable particularity will be deemed to qualify the Warranties. The section numbers below correspond to the section numbers of Schedule 3 of the Agreement.

Section
Number
in
Schedule 3		Specific Disclosure
Section 1.4.4 & 1.4.5	1)	The registered capital of Samba SZ Co., Ltd. (, “Samba SZ”) is HK $10,000,000 while the paid-in capital is HK $2,000,000. The remaining registered capital will be paid within two years staring from December 10, 2010.

	1)	Lorenzo (Shenzhen) Co., Ltd. (, “Lorenzo Shenzhen”) entered into a short-term bank loan agreement (Contract No.:40000209-Year 2010 (Yantian) Zi No. 0091) with Yantian Sub-branch, Shenzhen Branch of Industrial and Commercial Bank of China (, “Yantian ICBC”), under which Lorenzo Shenzhen had borrowed RMB 20,000,000 from Yantian ICBC with a floating interest rate based on the benchmark interest rate. The loan is used to purchase raw materials. The period of the loan is twelve months and due on October 24, 2011.

	2)	Lorenzo Shenzhen had entered into a series of documents related to a letter of credit with Yantian ICBC under which Yantian ICBC granted Lorenzo Shenzhen a loan for RMB30,000,000 and the loan shall be repaid on April 25, 2011.

	3)	On Sep 16, 2010, Yantian ICBC granted Lorenzo Shenzhen maximum credit of RMB90,000,000 for loans under the credit approval letter (ICBC Shenzhen Credit Approval [2010] No. 00430) .
Section 3.7.1
	4)	Lorenzo Shenzhen entered into a short-term bank loan agreement (Contract No.: Jie 2010 Liu 0966 Tianbei R) with Shenzhen Branch of China Construction Bank (, “Shenzhen CCB”) under which Lorenzo Shenzhen had borrowed RMB 30,000,000 from Shenzhen CCB with an interest rate of 5% above the benchmark interest rate. The loan is used to purchase inventory. The period of the loan is one year starting from January 6, 2011 to January 5, 2012.

	5)	On Nov 29, 2010, Shenzhen CCB granted Lorenzo maximum credit of RMB 106,000,000 for loans under the credit approval letter (Jian Shen Xin Pi [2010] No. 966).

	6)	Lorenzo Shenzhen borrowed HK$10,000,000 from its shareholder, Wheels Bound Investments Limited without paying any interest, as the working capital. The period of the loan is 36 months. The loan shall be repaid on February 1, 2012 and April 30, 2012 in two instalments equally. The loan was approved by State Administration of Foreign Exchange Shenzhen Branch.

Section
Number
in
Schedule 3		Specific Disclosure
	7)	Lorenzo Shenzhen borrowed HK$12,000,000 from a non-shareholder lender, Lorenzo Crystal Limited, with floating interest rate (HIBOR180+1%), as the working capital. The period of the loan is 36 months and has been extended to October 15, 2011. The loan was approved by State Administration of Foreign Exchange Shenzhen Branch.

	8)	Wonderful Jewellery (Shenzhen) Co., Ltd (, “Wonderful SZ”) borrowed HK$5,000,000 from its shareholder, Citigood Holdings Limited with total interest of HK$810,000 as the working capital. The period of the loan is 36 months. The loan shall be repaid on September 10, 2011 and every one-sixth of the interest shall be paid every six months. The loan was approved by State Administration of Foreign Exchange Shenzhen Branch.

Section 4.1, 10.2.3 & 10.5	1)	The total amount of the Group’s liability for underpayment of social insurance and housing accumulation funds for its employees in the PRC does not exceed US$100,000.

	1)	LJ International Inc. and Yantian ICBC entered into a Guarantee Contract with Maximum Amount (contract No.: 40000209-2010 Nian Yantian (Fu Bao) Zi No.0545) on September 28, 2010, under which LJ International Inc. provides guarantee to Yantian ICBC for the benefit of Lorenzo Shenzhen regarding the loans with maximum amount of RMB 90,000,000 during October 10, 2010 and October 9, 2012.

	2)	LJ International Inc. and Shenzhen CBB entered into a Guarantee Contract (contract No.: Bao 2010 Liu 0966 Tianbei R-1) on January 6, 2011, under which LJ International Inc. provides guarantee to Shenzhen CBB for the benefit of Lorenzo Shenzhen regarding the loans in joint liability.

	3)	Lorenzo Jewelry Limited and Shenzhen CBB entered into a Guarantee Contract (contract No: Bao 2010 Liu 0966 Tianbei R-3) on January 6, 2011, under which Lorenzo Jewelry Limited provides guarantee to Shenzhen CBB for the benefit of Lorenzo Shenzhen regarding the loans in joint liability.
Section 5.7
	4)	YE Yuchuan and Shenzhen CBB entered into a Guarantee Contract (contract No: Bao 2010 Liu 0966 Tianbei -2) on January 6, 2011, under which Lorenzo Jewelry Limited provides guarantee to Shenzhen CBB for the benefit of Lorenzo Shenzhen regarding the loans in joint liability.

	5)	The properties under the certificates No. Shen Fang Di Zi No. 7000074056 and Shen Fang Di Zi No. 7000074057 have been mortgaged to Yantian ICBC.

Section 9.2.3	1)	The lease agreement between Beijing Rainbow Zhen Ai Jewelry Co., Ltd. (, “Rainbow BJ”) and Beijing Zhuangsheng Estate Development Co., Ltd () regarding the real properties located at Room 1223, No. 10 Wai Dajie, Xuan Wu Men, Xicheng District, Beijing () has not been filed with competent government agencies.

Section
Number
in
Schedule 3		Specific Disclosure
	2)	Lease agreement between WANG Fei, DING Tingting and Shanghai Wanmei Jewelry Trading Co., Ltd. (), “Shanghai Wanmei”) regarding the real properties located at Room 1206, 1701 Beijing West Road, Jing’an District, Shanghai () has not been filed with competent government agencies.

	3)	Lease agreement between Shanghai Hongyi Property Co., Ltd. () and Shanghai Wanmei regarding the real properties located at Unit S-106, Floor One, Hongyi International Plaza, 299 Nanjing East Road, Huangpu District, Shanghai () has not been filed with competent government agencies.

	4)	This premise has been pledged before it was leased to Shanghai Wanmei. The lessor could sell this premise without notifying Shanghai Wanmei during the leasing period; Shanghai Wanmei waivers the preferential right to purchase this premise.

	5)	Lease agreement between Shanghai Ganghui Real Estate Development Co., Ltd. () and Shanghai Wanmei regarding the real properties located at Unit 156, 1 Hongqiao Road, Xuhui District, Shanghai () has not been filed with competent government agencies.

	6)	Supplemental lease agreement between Shanghai Ditai Development Co., Ltd. () and Shanghai Wanmei regarding the real properties located at GF39 , #168 , West Road, Lujiazui, Pudong New Area, Shanghai () has not been filed with competent government agencies.

	7)	Lease agreement between Shanghai Long Zhi Meng Shopping Mall Co., Ltd. () and Shanghai Wanmei regarding the real properties located at No. 1035, Floor 01, Long Zhi Meng Shopping Center, 1018 Chang Ning Road, Chang Ning District, Shanghai () has not been filed with competent government agencies.

	8)	Lease agreement between ZHAO Lihui and Shanghai Wanmei regarding the real properties located at No. 125-127, Huan Cheng Nan Road, Hu Shan Street, Cixi City, Zhejiang () has not been filed with competent government agencies.

	9)	The lease agreement dated September 10th, 2009 between Shanghai Enzo Diamond Co., Ltd. () and Shanghai Diamond Exchange Co., Ltd. () regarding the real estate located at Room A416, China Diamond Exchange Center, Century Avenue No. 1701, Pudong New Area, Shanghai () has not been filed with competent government agencies.

Exhibit A
Form of Shareholders Agreement

Exhibit B
Terms of the Preferred Shares

Exhibit C
Form of New Warrant

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.
FOUNTAINVEST

SIGNED by	)
for and on behalf of	)
FLORA HEARTS HOLDINGS	)
in the presence of:	)
Signature Page to Share Purchase and Subscription Agreement

SCAH2

SIGNED by	)
for and on behalf of	)
SCHA2 LIMITED	)
in the presence of:	)
Signature Page to Share Purchase and Subscription Agreement

UCI

SIGNED by	)
for and on behalf of	)
UNITED CAPITAL INVESTMENT	)
INTERNATIONAL LIMITED	)
in the presence of:	)
Signature Page to Share Purchase and Subscription Agreement

VANTAGE

SIGNED by	)
for and on behalf of	)
VANTAGE CAPITAL	)
MANAGEMENT LIMITED	)
in the presence of:	)
Signature Page to Share Purchase and Subscription Agreement

The Company

SIGNED by	)
for and on behalf of	)
ENZO JEWELRY INC.	)
in the presence of:	)

The Vendor

SIGNED by	)
for and on behalf of	)
ENZO INTERNATIONAL HOLDINGS	)
LIMITED	)
in the presence of:	)

LJ International

SIGNED by	)
for and on behalf of	)
LJ INTERNATIONAL INC.	)
in the presence of:	)
Signature Page to Share Purchase and Subscription Agreement